               As filed with Securities and Exchange Commission on
                                October 20, 1999
                                                  Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                    FORM S-6
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                            -------------------------

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
                              (Exact Name of Trust)

                       NEW ENGLAND LIFE INSURANCE COMPANY
                               (Name of Depositor)
                               501 Boylston Street
                           Boston, Massachusetts 02117
              (Address of depositor's principal executive offices)

                            -------------------------

                                 MARIE C. SWIFT
                                     Counsel
                       New England Life Insurance Company
                               501 Boylston Street
                           Boston, Massachusetts 02117
                     (Name and address of agent for service)

                                   Copies to:
                                 STEPHEN E. ROTH
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004

                            -------------------------

    Flexible Premium Adjustable Variable Survivorship Life Insurance Policies
                (Title and amount of securities being registered)

                 As soon as practicable after the effective date
                         of this Registration Statement

                 (Approximate date of proposed public offering)

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                   NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT

                       REGISTRATION STATEMENT ON FORM S-6

                              CROSS-REFERENCE SHEET

FORM N-8B-2
ITEM NO.          CAPTION IN PROSPECTUS
-----------       ---------------------

1                 Cover Page
2                 Cover Page
3                 Inapplicable
4                 NELICO's Distribution Agreement
5                 NELICO
6                 The Variable Account
9                 Inapplicable
10(a)             Other Policy Features
10(b)             Policy Values and Benefits
10(c),(d), (e)    Death Benefit; Cash Value; 24 Months
                  Conversion Right; Lapse and Reinstatement; Surrender;
                  Partial Surrender; Right to Return the Policy; Loan
                  Provision; Transfer Option; Premiums; Dollar Cost
                  Averaging; Asset Rebalancing
10(f), (g), (h)   Voting Rights; Rights Reserved by NELICO;
10(i)             Limits to NELICO's Right to Challenge the Policy; Payment of
                  Proceeds; Investment Options
11                The Variable Account
12                Investments of the Variable Account; NELICO's
                  Distribution Agreement
13                Charges and Expenses; NELICO's Distribution Agreement;
                  NELICO's Income Taxes; Appendix A
14                Amount Provided for Investment Under the Policy; NELICO's
                  Distribution Agreement
15                Premiums
16                Investments of the Variable Account
17                Captions referenced under Items 10(c), (d), (e) and (i) above
18                The Variable Account; Net Investment Experience
19                Reports; NELICO's Distribution Agreement
20                Captions referenced under Items 6 and 10(g) above
21                Loan Provision
22                Inapplicable
23                Inapplicable
24                Limits to NELICO's Right to Challenge the Policy
25                NELICO
26                NELICO's Distribution Agreement

FORM N-8B-2
ITEM NO.          CAPTION IN PROSPECTUS
-----------       ---------------------

27                NELICO
28                Management
29                NELICO
30                Inapplicable
31                Inapplicable
32                Inapplicable
33                Inapplicable
34                NELICO's Distribution Agreement
35                NELICO
36                Inapplicable
37                Inapplicable
38                NELICO's Distribution Agreement
39                NELICO's Distribution Agreement
40                NELICO's Distribution Agreement
41(a)             NELICO's Distribution Agreement
42                Inapplicable
43                Inapplicable
44(a)             Investments of the Variable Account; Amount Provided for
                  Investment Under the Policy;
                  Deductions from Premiums; Flexible Premiums
44(b)             Charges and Expenses
44(c)             Flexible Premiums; Deductions from Premiums
45                Inapplicable
46                Investments of the Variable Account; Captions referenced under
                  Items 10(c), (d) and
                  (e) above
47                Inapplicable
48                Inapplicable
49                Inapplicable
50                Inapplicable
51                Cover Page; Death Benefit; Lapse and Reinstatement; Charges
                  and Expenses; Additional
                  Benefits by Rider; 24 Months Conversion Right; Payment
                  Options; Policy Owner and
                  Beneficiary; Premiums; NELICO's Distribution Agreement
52                Rights Reserved by NELICO
53                Tax Considerations
54                Inapplicable
55                Inapplicable
59                Financial Statements

                            ZENITH SURVIVORSHIP LIFE

                          Flexible Premium Adjustable
                 Variable Survivorship Life Insurance Policies
                                   Issued by
                 New England Variable Life Separate Account of
                       New England Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02116
                                 (617) 578-2000

This prospectus offers individual flexible premium adjustable variable survivorship life insurance policies (the "Policies") issued by New England Life Insurance Company ("NELICO").

The Policy provides premium flexibility and a death benefit that is payable at the death of the second to die. In some cases you can choose a rider that provides a death benefit guarantee as long as your total premiums paid meet certain minimum requirements.

You may choose among five death benefit options. Three provide a fixed death benefit equal to the Policy's face amount. Two provide a death benefit that may vary daily with the investment experience of the Eligible Funds. Cash value allocated to the Eligible Funds is not guaranteed, and fluctuates daily with the investment results of the Eligible Funds.

You allocate net premiums among the investment sub-accounts of NELICO's Variable Life Separate Account (the "Variable Account"). Each sub-account of the Variable Account invests in shares of an Eligible Fund. The Eligible Funds are:

NEW ENGLAND ZENITH FUND

Back Bay Advisors Bond Income Series
Back Bay Advisors Managed Series
Back Bay Advisors Money Market Series
Capital Growth Series
Westpeak Growth and Income Series
Westpeak Stock Index Series
Loomis Sayles Balanced Series
Loomis Sayles Small Cap Series
Alger Equity Growth Series
Davis Venture Value Series
Goldman Sachs Midcap Value Series
Morgan Stanley International Magnum Equity Series
MFS Investors Series
MFS Research Managers Series
VARIABLE INSURANCE PRODUCTS FUND ("VIP")
Overseas Portfolio
Equity-Income Portfolio
High Income Portfolio
VARIABLE INSURANCE PRODUCTS FUND II ("VIP II")
Asset Manager Portfolio

You may also allocate net premiums to a Fixed Account in most states. Limits apply to transfers to and from the Fixed Account.

You may cancel the Policy during the "Right to Return the Policy" period. In addition, replacing existing insurance with the Policy might not be to your advantage.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE POLICIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE POLICIES AND THE ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                                           , 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
GLOSSARY....................................................   A-4
INTRODUCTION TO THE POLICIES................................   A-5
    The Policies............................................   A-5
    Availability of the Policy..............................   A-6
    Policy Charges..........................................   A-6
    How the Policy Works....................................   A-7
    Receipt of Communications and Payments at NELICO's Home
     Office.................................................   A-8
    NELICO..................................................   A-8
POLICY VALUES AND BENEFITS..................................   A-9
    Death Benefit...........................................   A-9
    Guaranteed Death Benefit Rider..........................  A-10
    Expanded Death Benefit Rider............................  A-10
    Change in Death Benefit Option..........................  A-11
    Death Proceeds Payable..................................  A-11
    Cash Value..............................................  A-11
    Net Investment Experience...............................  A-12
    Allocation of Net Premiums..............................  A-12
    Amount Provided for Investment under the Policy.........  A-12
    Right to Return the Policy..............................  A-13
CHARGES AND EXPENSES........................................  A-13
    Deductions from Premiums................................  A-13
    Surrender Charge........................................  A-14
    Monthly Deduction from Cash Value.......................  A-15
    Charges Against the Eligible Funds......................  A-17
    Group or Sponsored Arrangements.........................  A-18
PREMIUMS....................................................  A-18
    Flexible Premiums.......................................  A-18
    Lapse and Reinstatement.................................  A-19
OTHER POLICY FEATURES.......................................  A-20
    Loan Provision..........................................  A-20
    Surrender...............................................  A-20
    Partial Surrender.......................................  A-20
    Reduction in Face Amount................................  A-21
    Investment Options......................................  A-21
    Transfer Option.........................................  A-22
    Dollar Cost Averaging...................................  A-22
    Asset Rebalancing.......................................  A-22
    Payment of Proceeds.....................................  A-23
    24 Months Conversion Right..............................  A-23
    Policy Split Rider......................................  A-24
    Payment Options.........................................  A-24
    Additional Benefits by Rider............................  A-24
    Policy Owner and Beneficiary............................  A-25
THE VARIABLE ACCOUNT........................................  A-25
    Investments of the Variable Account.....................  A-26
    Investment Management...................................  A-27
THE FIXED ACCOUNT...........................................  A-28
    General Description.....................................  A-28
    Values and Benefits.....................................  A-28
    Policy Transactions.....................................  A-28

                                                              PAGE
                                                              ----
NELICO'S DISTRIBUTION AGREEMENT.............................  A-29
LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY............  A-29
    Notification of First Death.............................  A-29
    Misstatement of Age or Sex..............................  A-30
    Suicide.................................................  A-30
TAX CONSIDERATIONS..........................................  A-30
    Introduction............................................  A-30
    Tax Status of the Policy................................  A-30
    Tax Treatment of Policy Benefits........................  A-31
    NELICO's Income Taxes...................................  A-33
MANAGEMENT..................................................  A-33
VOTING RIGHTS...............................................  A-35
RIGHTS RESERVED BY NELICO...................................  A-36
TOLL-FREE NUMBERS...........................................  A-36
REPORTS.....................................................  A-36
ADVERTISING PRACTICES.......................................  A-36
LEGAL MATTERS...............................................  A-37
REGISTRATION STATEMENT......................................  A-37
EXPERTS.....................................................  A-37
APPENDIX A: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES,
  NET CASH VALUES AND ACCUMULATED SCHEDULED PREMIUMS........  A-38
APPENDIX B: INVESTMENT EXPERIENCE INFORMATION...............  A-43
APPENDIX C: LONG TERM MARKET TRENDS.........................  A-58
APPENDIX D: USES OF SURVIVORSHIP LIFE INSURANCE.............  A-59
APPENDIX E: TAX INFORMATION.................................  A-60
APPENDIX F: CASH VALUE ACCUMULATION TEST AND GUIDELINE
  PREMIUM TEST..............................................  A-61
FINANCIAL STATEMENTS........................................   F-1

                                    GLOSSARY

ACCOUNT.  A sub-account of the Variable Account or the Fixed Account.

AGE. The age of an insured refers to the insured's age at his or her nearest birthday.

BENCHMARK PREMIUM. We use the Benchmark Premium to determine the amount of Surrender Charge that may apply on a surrender, partial surrender, lapse or face amount reduction. It is the same as the Target Premium for the base Policy only and does not include amounts which riders contribute to the Policy's total Target Premium.

CASH VALUE. A Policy's cash value includes the amount of its cash value held in the Variable Account, the amount held in the Fixed Account and, if there is an outstanding policy loan, the amount of its cash value held in our general account as a result of the loan.

EXCESS POLICY LOAN. When Policy loans plus accrued interest exceed the Policy's cash value less the applicable Surrender Charge.

FIXED ACCOUNT. The Fixed Account is a part of our general account to which you may allocate net premiums. It provides guarantees of principal and interest.

INVESTMENT START DATE. This is the latest of the date we receive a premium payment for the Policy, the date each of the insureds has signed his/her Part II of the Policy application and the Policy Date.

NET CASH VALUE. The amount you receive if you surrender the Policy. It is equal to the Policy's cash value reduced by any applicable Surrender Charge and by any outstanding Policy loan and accrued interest.

NET INVESTMENT EXPERIENCE. For any period, a sub-account's net investment experience equals the investment experience of the underlying Eligible Fund's shares for the same period, reduced by the amount of charges against the sub-account for that period.

PLANNED PREMIUM. The Planned Premium is the premium payment schedule you choose to help meet your future goals under the Policy. The Planned Premium can be a fixed amount or can vary over time and is subject to certain limits under the Policy. Payments in addition to any Planned Premium are called unscheduled payments in the Policy and can be paid at any time, subject to certain limits.

PREMIUMS. Premiums include all payments under the Policy, whether a Planned Premium or an unscheduled payment.

POLICY DATE. If you make a premium payment with the application, the Policy Date is generally the later of the date each of the insureds has signed his/her
Part II of the application and receipt of the premium payment. If you choose to pay the initial premium upon delivery of the Policy, we issue the Policy with a Policy Date which is generally five days after issue.

TARGET PREMIUM. We use the Target Premium to determine the level of sales charge that applies to your premium payments, and also sales commissions. The Target Premium varies with (i) each $1,000 of face amount, (ii) the sex and underwriting class of each insured and their average issue age, and (iii) certain riders. The dollar amount of your Target Premium appears in Section 1 of your Policy as the amount to which the maximum premium load applies.

YOU.  "You" refers to the Policy Owner.

                          INTRODUCTION TO THE POLICIES

THE POLICIES

The Policies are designed to provide lifetime insurance coverage for two insureds payable at the death of the second to die. They are not offered primarily as an investment.

Here is a summary of the Policy's basic features. You should read the prospectus for more complete information.

    -- You can make premium payments under the Policy based on a schedule you determine, subject to some limits. We can limit or prohibit unscheduled payments in some situations, including cases where an insured is in a substandard risk class. (See "Premiums".)

    -- You can allocate net premiums to one or more of the sub-accounts of the Variable Account corresponding to mutual fund portfolios, in some cases after an initial period in the Zenith Money Market Sub-Account. (See "Allocation of Net Premiums" and "Investment Options".)

    -- The mutual fund portfolios available under the Policy include several common stock funds, including funds which invest primarily in foreign securities, two bond funds, two managed funds, a balanced fund, and a money market fund. You may allocate your Policy's cash value to a maximum of nine accounts (including the Fixed Account) at any one time. (See "Investments of the Variable Account".)

    -- If the Fixed Account is available in your state, you may also allocate funds to that account. We provide guarantees of Fixed Account principal and Interest. SPECIAL LIMITS APPLY TO TRANSFERS OF CASH VALUE FROM THE
                      --------------------------------------------------------
        FIXED ACCOUNT. We have the right to restrict transfers of cash value and
        -------------
        allocations of premiums into the Fixed Account. (See "The Fixed
        Account".)

    -- The cash value of the Policy will vary daily based on the net investment experience of your Policy's sub-accounts and the amount of interest credited to your Policy's cash value in the Fixed Account. (See "Cash Value", "Charges and Expenses", "Premiums", "Loan Provision" and "Partial Surrender".)

    -- The portion of the cash value in the sub-accounts is not guaranteed. You bear the investment risk on this portion of the cash value. (See "Cash Value".)

    -- You may choose among five death benefit options under the Policy. The three level options provide a death benefit equal to the Policy's face amount. The two variable options provide a death benefit equal to the face amount plus any cash value, which varies with the net investment experience of your Policy's sub-accounts and the rate of interest credited on your cash value in the Fixed Account. The death benefit under each option could increase to satisfy tax law requirements if the cash value reaches certain levels. One of the level and one of the variable options provide for an enhanced increase. (See "Death Benefit".)

    -- If it is available to you and you elect the Guaranteed Death Benefit Rider, then regardless of investment experience, the death benefit is guaranteed not to be less than the Policy's face amount, as long as the total amount of premiums paid less any partial surrenders and outstanding Policy loan balance at least equals certain minimum amounts. (See "Death Benefit" and "Minimum Guaranteed Death Benefit".)

    -- You may change your allocation of future net premiums at any time. (See "Allocation of Net Premiums" and "Investment Options".)

    -- Once we mail the confirmation of the first premium (in some states, 15 days after that) the Policy allows you to transfer cash value among the sub-accounts and, generally, to the Fixed Account up to four times in a Policy year (twelve times in a Policy year for Policies issued in New
        York) without our consent. Currently we do not limit the number of sub-account transfers you may make in a Policy year. Transfers and allocations involving the Fixed Account are subject to some limits. (See "Transfer Option" and "The Fixed Account-- Policy Transactions".)

    -- A loan privilege and a partial surrender feature are available. (See "Loan Provision" and "Partial Surrender".)

    -- Death benefits paid to the beneficiary generally are not subject to Federal income tax. Under current law, undistributed increases in cash value generally are not taxable to you. (See "Tax Considerations".)

    -- Loans, assignments and other pre-death distributions may have tax consequences depending primarily on the amount which you have paid into the Policy but also on any "material change" in the terms or benefits of the Policy or any death benefit reduction. If premium payments, a death benefit reduction, or a material change cause the Policy to become a "modified endowment contract", then pre-death distributions (including loans) will be included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age
        59 1/2. Tax considerations may therefore influence the amount and timing of premium payments and certain Policy transactions which you choose to make. (See "Tax Considerations".)

    -- If the Policy is not a modified endowment contract, we believe that loans under the Policy should generally not be taxable to you as long as the Policy has not lapsed, been surrendered or terminated. (However, the issue is not free from doubt and a tax adviser should be consulted about such loans.) With some exceptions, other pre-death distributions under a Policy that is not a modified endowment contract are includible in income only to the extent they exceed your investment in the Policy. (See "Tax Considerations".)

    -- During the "Right to Return the Policy" period you can return the Policy for a refund. In some states we are required to refund premiums paid; in other states, we refund an amount that reflects investment experience and certain charges. (See "Right to Return the Policy".)

    -- Within 24 months after a Policy's date of issue, you may exercise the Policy's 24 Months Conversion Right. If you do, we allocate all or part of your Policy's cash value and future premiums to the Fixed Account. The purpose of the 24 Months Conversion Right is to offer you fixed Policy values and benefits. (See "24 Months Conversion Right" for more information on this provision and its variations under Policies issued in Maryland and New Jersey.)

In many respects the Policies are similar to fixed-benefit survivorship universal life insurance. Like survivorship universal life insurance, the Policies provide for a death benefit upon the death of the second insured, flexible premiums, a cash value, and loan privileges.

The Policies are different from fixed-benefit survivorship universal life insurance in that the death benefit may, and the cash value will, vary to reflect the investment experience of the selected sub-accounts.

The Policies are designed to provide insurance protection. Although the underlying mutual fund portfolios invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policies differ from mutual fund investments. The main differences are:

    -- The Policy provides a death benefit based on our assumption of an actuarially calculated risk.

    -- If the net cash value is not sufficient to pay a Monthly Deduction the Policy may lapse with no value unless you pay additional premiums. If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result.

    -- In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from the premiums and values of the Policy. These charges include various insurance, risk, administrative and premium tax charges. (See "Charges and Expenses".)

    --  The Variable Account, not the Policy Owner, owns the mutual fund shares.

    -- Federal income tax liability on any earnings is deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another do not incur tax liability under current law.

    --  Dividends and capital gains are automatically reinvested.

For a discussion of some of the uses of the Policies, see "Appendix D: Uses of Survivorship Life Insurance".

AVAILABILITY OF THE POLICY

The Policies are available for insureds from the age of 20 to 85, and, if we consent, to older or younger insureds. All persons must meet our underwriting and other requirements. The minimum face amount available is $100,000 unless we consent to a lower amount. The Policies are not available to employee benefit plans qualified under Section 401 of the Internal Revenue Code, except with our consent.

POLICY CHARGES

For a description of Policy charges, see "How the Policy Works" on the next page and the section "Charges and Expenses" later in the prospectus.

HOW THE POLICY WORKS   [HOW THE POLICY WORKS FLOW CHART]
PREMIUM PAYMENTS
-Flexible
-Planned premium options
-Minimum premium (in first three Policy years)
-Guaranteed Death Benefit Premium (to age 100 of younger insured) (a rider benefit that is available only if you choose death benefit Option 4; not available if you choose "Outside Term")
CHARGES FROM PREMIUM PAYMENTS
-Sales Load:
 - yr. 1: 26.5% up to Target Premium and 4% above Target
 - yrs. 2-10: 11.5% (9% if face amount is at least $1 million) up to Target Premium and 4% above Target
 - yrs. 11+: 4% of premiums
-State Premium Tax Charge: 2.5%
-Charge for Federal Taxes: 1%
LOANS
-After we mail the initial premium confirmation, you may borrow a portion of your cash value
-Loan interest charge is 4.35%. We transfer loaned funds out of the Eligible Funds into the General Account where we credit them with 4.0% interest. RETIREMENT BENEFIT
-Fixed settlement options are available for policy proceeds

CASH VALUES
-Net premium payments invested in your choice of Eligible Fund investments (generally after an initial period during which net investment experience equal to that of the Zenith Money Market Sub-Account may be credited) or the Fixed Account
-The cash value reflects investment experience, interest, premium payments, policy charges and any distributions from the Policy
-We do not guarantee the cash value invested in the Eligible Funds
-Any earnings you accumulate are generally free of any current income taxes
-You may change the allocation of future net premiums at any time. You may currently transfer funds among investment options (and to the Fixed Account) once we mail the initial premium confirmation (in some states, 15 days after that). Currently we do not limit the number of sub-account transfers you can make in a Policy year. We limit the timing, frequency and amount of transfers from (and in some cases to) the Fixed Account
-You may allocate your cash value among a maximum of nine accounts at any one time
DEATH BENEFIT
-Paid upon the 2nd death
-Level or Variable Death Benefit Options apply until age 100 of the younger insured
-Guaranteed not to be less than face amount (less any loan balance) if Guaranteed Death Benefit rider is in effect (available in certain circumstances) -Income tax free to named beneficiary
-Death benefit will not be less than that required by federal tax law, using tax law test you select (guideline premium or cash value accumulation).
-If you add Survivorship Level Term Insurance coverage, you elect whether to include it in the calculation of the base Policy death benefit or simply add the term proceeds to the base Policy proceeds.
-Death benefit on or after age 100 of the younger insured equals the cash value, unless the Policy has an Expanded Death Benefit rider, or a Guaranteed Death Benefit rider that was in effect at age 100 of the younger insured.
DAILY DEDUCTIONS FROM ASSETS
-Investment advisory fees and other expenses are deducted from the Eligible Fund values
BEGINNING OF MONTH CHARGES
-We deduct the cost of insurance protection (reflecting any rated classification) from the cash value each month
-Any Rider Charges
-Policy Fee: $10.50 (not to exceed $12.50) per month in years 1-3 and $3.50 (not to exceed $5.50) per month thereafter
-Mortality and Expense Risk Charge at an annual rate of .90% in the first 10 Policy years and .45% thereafter (applied against cash value in the Variable Account and any cash value in the general account that represents a Policy loan) -Administrative Charge: $0.07 per $1000 of face amount (base Policy and Survivorship Level Term Insurance) monthly (not to exceed $0.08 per $1000) in first three Policy years; $0.05 per $1000 (not to exceed $0.06 per $1000) thereafter ( if face amount is $1 million or more, $0.025 per $1000, not to exceed $0.035 per $1000, thereafter). If either insured is in a class below standard, we add $0.02 per $1000 to the current and guaranteed charges, in years four through six (if only one insured is below standard), or years four through nine (if both insureds are below standard).
-Guaranteed Death Benefit Rider Charge (if rider selected): $.01 per $1000 of face amount (base Policy and any joint or single life term rider) monthly. SURRENDER CHARGE
-Applies on lapse, surrender, face reduction or partial surrender that causes a face reduction in the first 15 Policy years (or until age 100 of younger insured, if earlier). Maximum charge occurs in first Policy year and equals 90% of the lesser of: premiums paid and Benchmark Premium. (Percentage is lower for insureds with average issue age above 52.) Charge reduces monthly over remainder of surrender charge period.
LIVING BENEFITS
-If policyholder has elected and qualified for benefits for disability of covered insured who becomes totally disabled, we will provide specified premium amounts or waive monthly charges, depending on the option selected, during the period of disability up to certain limits
-You may surrender the Policy at any time for its cash surrender value
-Deferred income taxes, including taxes on amounts borrowed,become payable upon surrender
-Grace period for lapsing with no value is 62 days from the first date in which Monthly Deduction was not paid due to insufficient cash value
-Subject to our rules, you may reinstate a lapsed Policy within seven years of date of lapse if it has not been surrendered

RECEIPT OF COMMUNICATIONS AND PAYMENTS AT NELICO'S HOME OFFICE

We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment before the close of regular trading on the New York Stock Exchange on that day. If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open.

NELICO

NELICO was organized as a stock life insurance company in Delaware in 1980 and is licensed to sell life insurance in all states, the District of Columbia and Puerto Rico. Originally, NELICO was a wholly-owned subsidiary of New England Mutual Life Insurance Company ("New England Mutual"). On August 30, 1996, New England Mutual merged into MetLife, a mutual life insurance company whose principal office is One Madison Avenue, New York, NY 10010. MetLife then became the parent of NELICO. In connection with the merger, NELICO changed its name from "New England Variable Life Insurance Company" to "New England Life Insurance Company", and changed its domicile from the State of Delaware to the Commonwealth of Massachusetts. NELICO's Home Office is now at 501 Boylston Street, Boston, Massachusetts 02116. NELICO's mailing address is: P.O. Box 9116, Boston, Massachusetts 02117.

The following chart illustrates the relationship of NELICO, the Fixed Account, the Variable Account and the Eligible Funds.

NELICO                        [NELICO FLOW CHART]
(Insurance company subsidiary of MetLife)
We deduct charges.
We allocate net premiums and net unscheduled payments to your choice of sub-accounts in the Variable Account or to the Fixed Account.

Premiums and Unscheduled Payments
Fixed Account

VARIABLE ACCOUNT
Zenith Capital Growth Sub-Account
Zenith Bond Income Sub-Account
Zenith Money Market Sub-Account
Zenith Managed Sub-Account
Zenith Stock Index Sub-Account
Zenith Growth and Income Sub-Account
Zenith Small Cap Sub-Account
Zenith Balanced Sub-Account
Zenith Equity Growth Sub-Account
Zenith Venture Value Sub-Account
Zenith Midcap Value Sub-Account
Zenith International Magnum Equity Sub-Account
Zenith Investors Sub-Account
Zenith Research Managers Sub-Account
Equity-Income Sub-Account
Overseas Sub-Account
High Income Sub-Account
Asset Manager Sub-Account

Sub-accounts buy shares of the Eligible Funds.

NEW ENGLAND ZENITH FUND
Capital Growth Series
Back Bay Advisors Bond Income Series
Back Bay Advisors Money Market Series
Back Bay Advisors Managed Series
Westpeak Stock Index Series
Westpeak Growth and Income Series
Loomis Sayles Small Cap Series
Loomis Sayles Balanced Series
Alger Equity Growth Series
Davis Venture Value Series
Goldman Sachs Midcap Value Series
Morgan Stanley International Magnum Equity Series
MFS Investors Series
MFS Research Managers Series

VIP
Equity-Income Portfolio
Overseas Portfolio
High Income Portfolio

VIP II
Asset Manager Portfolio

Eligible Funds buy portfolio investments to support values and benefits of the Policies.

                           POLICY VALUES AND BENEFITS

DEATH BENEFIT

The death benefit is payable to the beneficiary at the death of the second insured to die.

CHOICE OF TAX TEST. The Internal Revenue Code requires that the Policy's death benefit (including any Survivorship Level Term Insurance rider) not be less than certain amounts defined in the Code. When you apply for your Policy, you select which tax law test will apply to the death benefit. You will choose between: (1) the cash value accumulation test, and (2) the guideline premium test.

Under the CASH VALUE ACCUMULATION TEST, the death benefit will not be less than the cash value (plus the portion of any Monthly Deduction to the date of death), times the net single premium factor set by the Internal Revenue Code. The net single premium factors are shown in the Policy based on the age of the younger insured at the start of the Policy year. Net single premium factors vary based on each insured's sex, underwriting class and age at issue, and the Policy year. Sample net single premium factors appear in Appendix F.

If you select the guideline premium test, one of two death benefit "corridors" will apply.

Under the basic IRS GUIDELINE PREMIUM TEST, the death benefit will not be less than the cash value (plus the portion of any Monthly Deduction to the date of death), times the corridor factor set by the Internal Revenue Code. The corridor factors vary by and are shown based on the age of the younger insured at the start of the Policy year. See Appendix F.

Under the GUIDELINE PREMIUM TEST WITH ENHANCED CORRIDOR, the death benefit will not be less than the cash value (plus the portion of any Monthly Deduction to the date of death), times a corridor factor. Until age 81 of the younger insured, these corridor factors are the same as under the basic guideline premium test. Beginning at age 81 of the younger insured, until age 100 of that insured, we use an enhanced corridor factor. The enhanced corridor is greater than under the basic IRS guideline premium test, resulting in a potentially larger death benefit than required by tax law. See Appendix F.

DEATH BENEFIT OPTIONS--TO AGE 100. When you apply for a Policy you select among five death benefit options. These options apply until age 100 of the younger insured.

The OPTION 1 death benefit equals the greater of the FACE AMOUNT and the death benefit required by the GUIDELINE PREMIUM TEST WITH THE ENHANCED CORRIDOR.

The OPTION 2 death benefit equals the greater of the FACE AMOUNT and the death benefit required by the GUIDELINE PREMIUM TEST.

The OPTION 3 death benefit equals the greater of the FACE AMOUNT PLUS THE CASH VALUE, and the death benefit required by the GUIDELINE PREMIUM TEST WITH THE ENHANCED CORRIDOR.

The OPTION 4 death benefit equals the greater of the FACE AMOUNT and the death benefit required by the CASH VALUE ACCUMULATION TEST.

The OPTION 5 death benefit equals the greater of the FACE AMOUNT PLUS THE CASH VALUE, and the death benefit required by the CASH VALUE ACCUMULATION TEST.

THE GUARANTEED DEATH BENEFIT RIDER IS ONLY AVAILABLE IF YOU SELECT OPTION 4. (SEE "GUARANTEED DEATH BENEFIT RIDER" BELOW.)

TERM RIDER "IN" OR "OUT". If you add a Survivorship Level Term Insurance Rider to your Policy, you can have the face amount of the rider added to the face amount of the base Policy for purposes of calculating the base Policy death benefit under your chosen death benefit option. If you do not choose to do this, then the face amount of the rider will simply be added to the Policy proceeds. If you include the rider coverage in the calculation of the death benefit ("Inside Term"), the Policy may provide greater potential for the cash value to grow relative to the death benefit. If you do not include the rider coverage in the calculation of the death benefit ("Outside Term"), the Policy may provide greater potential for the death benefit to grow relative to the cash value.

With our consent, you may change your choice at any time. However, to change from Inside Term to Outside Term, we require satisfactory evidence of insurability.

To have both the Guaranteed Death Benefit Rider and the Survivorship Level Term Insurance Rider, you must elect "Inside Term". See "Guaranteed Death Benefit Rider" below.

AGE 100. If the death benefit is payable on or after age 100 of the younger insured, it equals the cash value on the date of death. However, if at age 100 of the younger insured, the Policy has a Guaranteed Death Benefit Rider and that benefit is in effect, the death benefit will equal the face amount if it exceeds the cash value. In addition, if the Policy has an Expanded Death Benefit Rider, the death benefit will equal the smallest face amount that was in effect since age 80 of the younger insured (or since the Policy Date if the younger insured was older than 80 on that date), if this amount is greater than the death benefit that would otherwise be payable.

GUARANTEED DEATH BENEFIT RIDER

Subject to state availability, if you choose death benefit Option 4, you may also choose at issue the Guaranteed Death Benefit Rider. (If you elect a Survivorship Level Term Insurance Rider, you must elect "Inside Term" in order to choose or keep the Guaranteed Death Benefit Rider.)

If you elect this benefit, we determine whether the "No Lapse Guarantee Benefit" is in effect on the first day of each Policy month until the younger insured reaches age 100. If the benefit is in effect, the Policy will not lapse even if the net cash value is less than the Monthly Deduction for that month.

We determine if the benefit is in effect as follows. On the first day of a Policy month, if the total premiums you have paid, less all partial surrenders, less any Policy loan balance, and less any cash value paid to you to allow the Policy to continue to qualify as life insurance under the tax law, are at least equal to: the Guaranteed Death Benefit Fund value for the prior year (shown in the rider), plus 1/12 of the Guaranteed Death Benefit premium (shown in Section 1 of your Policy) for each completed Policy month of the current Policy year, then the No Lapse Guarantee Benefit will apply for that month.

We recalculate the Guaranteed Death Benefit Premium if:

    --  you reduce the face amount

    --  you make a partial surrender that reduces the face amount

    --  you increase or decrease rider coverage

    --  a correction is made in the insurance age of either insured

    --  the underwriting class of the Policy and its riders is improved.

When testing whether the No Lapse Guarantee Benefit is in effect, we use the Policy's original Guaranteed Death Benefit premium for the period of time it was in effect, and each recalculated Guaranteed Death Benefit premium for the period of time it was in effect.

If you elect this rider, the Monthly Deduction will include a charge for the rider, even if the No Lapse Guarantee Benefit is not effective, until the Policy anniversary when the younger insured reaches age 100, unless you request that the rider terminate before then.

A change in death benefit option, addition of a Survivorship Level Term Insurance Rider as "Outside Term", or a change under that rider from "Inside Term" to "Outside Term", will terminate the Guaranteed Death Benefit Rider.

We can restrict any unplanned premium payment that would increase your Policy's death benefit by more than it would increase cash value. (See "Flexible Premiums".) This could prevent you from making unplanned premium payments that are necessary to keep the No Lapse Guarantee Benefit in effect.

EXPANDED DEATH BENEFIT RIDER

Subject to state availability, you can purchase the Expanded Death Benefit Rider. You may add the rider to your Policy at issue or at any time until the insureds' average age reaches 90. (See "Surrender Charge" for the rules we use when calculating an average age.)

If you choose this rider, then the death benefit on and after age 100 of the younger insured will at least be equal to the lowest face amount that was in effect since age 80 of the younger insured (or since the Policy Date, if the younger insured was older than 80 on that date). See "Age 100" above for how we determine the death benefit on and after age 100 of the younger insured.

If you elect this rider, the Monthly Deduction will include a charge for the rider until the Policy anniversary when the younger insured reaches age 100, unless you request that the rider terminate before then.

CHANGE IN DEATH BENEFIT OPTION

After the first Policy year and before the younger insured's age 100, you may change your death benefit option by written request to our Home Office. The request will be effective on the first day of the Policy month on or after we receive it. A change in death benefit option may have tax consequences. (See "Tax Considerations".)

You can change among the three options that use a guideline premium test or between the two that use the cash value accumulation test, but not between a guideline premium test option and a cash value accumulation test option.

If you change from Option 1 or 2 (face amount options) to Option 3 (face amount plus cash value option), or from Option 4 (face amount option) to Option 5 (face amount plus cash value option), we reduce the Policy's face amount if necessary so that the death benefit is the same immediately before and after the change. A face amount reduction below $100,000 requires our consent. We may also decrease any rider benefits under the Policy. A partial surrender of cash value may be necessary to meet Federal tax law limits on the amount of premiums that you can pay into the Policy. No Surrender Charge applies in that situation.

If you change from Option 3 (face amount plus cash value option) to Option 1 or 2 (face amount options), or from Option 5 (face amount plus cash value option) to Option 4 (face amount option), we increase the Policy's face amount, if necessary, so that the death benefit is the same immediately before and after the change.

If you change from Option 1 or 3 (enhanced corridor options) to Option 2, in most cases we reduce the Policy's death benefit amount if the enhanced corridor increases are in effect; the death benefit usually remains the same if they are not in effect.

Changes from Option 2 to Option 1 or 3 (enhanced corridor options) require underwriting approval, and both insureds must be living if the amount at risk under the Policy would increase.

DEATH PROCEEDS PAYABLE

The death proceeds we pay are equal to the death benefit on the date of the second insured's death, reduced by any outstanding loan and accrued loan interest on that date. If the death occurs during the grace period, we reduce the proceeds by the Amount Due, to cover unpaid Monthly Deductions to the date of death. (See "Lapse and Reinstatement".) We increase the death proceeds (1) by any rider benefits payable that are not already included in the base Policy's death benefit and (2) by any Monthly Deduction made for a period beyond the date of the second insured's death.

We may adjust the death proceeds if either insured's age or sex was misstated in the application, if death results from either insured's suicide within two years (less in some states) from the Policy's date of issue, or if a rider limits the death benefit. (See "Limits to NELICO's Right to Challenge the Policy".)

CASH VALUE

Your Policy's total cash value includes its cash value in the Variable Account and in the Fixed Account. If you have a Policy loan, the cash value also includes the amount we hold in our general account as a result of the loan. The cash value reflects:

    -- net premium payments

    -- the net investment experience of the Policy's sub-accounts

    -- interest credited to cash value in the Fixed Account

    -- interest credited to amounts held in the general account for a Policy loan

    -- the death benefit option you choose

    -- Policy charges

    -- partial surrenders

    -- transfers among the sub-accounts and Fixed Account

We pay you the NET cash value if you surrender the Policy. It equals the cash value minus any outstanding Policy loan (plus interest) and any Surrender Charge that applies. If you surrender during the grace period, we also deduct the Amount Due to cover the Monthly Deduction to the date of surrender. (See "Loan Provision", "Surrender Charge", "Monthly Deduction from Cash Value" and "Lapse and Reinstatement".)

The Policy's cash value in the Variable Account may increase or decrease daily depending on net investment experience. Poor investment experience can reduce the cash value to zero. YOU HAVE THE ENTIRE INVESTMENT RISK FOR THE CASH VALUE IN THE VARIABLE ACCOUNT.

NET INVESTMENT EXPERIENCE

The net investment experience of the sub-accounts affects the Policy's cash value and, in some cases, the death benefit. We determine the net investment experience of each sub-account as of the close of regular trading on the New York Stock Exchange on each day when the Exchange is open for trading.

A sub-account's net investment experience for any period is based on the investment experience of the underlying Eligible Fund shares for the same period.

The investment experience of the Eligible Fund shares for any period is the increase or decrease in their net asset value for the period, increased by the amount of any dividends or capital gains distributions on the shares during the period. Dividends and capital gains distributions on Eligible Fund shares are reinvested in additional shares of the Eligible Fund.

ALLOCATION OF NET PREMIUMS

Your cash value is held in the general account of NELICO or an affiliate until we issue the Policy. We credit the first net premium with net investment experience equal to that of the Zenith Money Market Sub-Account from the investment start date until the day that we mail the confirmation for the initial premium (in states that require a refund of premiums if you exercise the Right to Return the Policy, until 15 days after we mail the initial premium confirmation). (The "investment start date" is defined below.) Then, we allocate the cash value to the sub-accounts as you choose. We allocate the amounts you allocated to the Fixed Account as of the investment start date. You can allocate to a maximum of nine accounts (including the Fixed Account) at any one time.

AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY

INVESTMENT START DATE. The investment start date is the latest of: the date when we first receive a premium payment for the Policy, the date each of the insureds has signed his/her Part II of the Policy application and the Policy Date. (For this purpose, receipt of the premium payment means receipt by your registered representative, if the payment is made with the application; otherwise, it means receipt by a NELICO agency.)

PREMIUM WITH APPLICATION. If you make a premium payment with the application, the Policy Date is generally the later of the date each of the insureds has signed his/her Part II of the application and receipt of the premium payment. In that case, the Policy Date and investment start date are the same. (Under our administrative rules, a Policy which would be dated the 28th day or later in a month will receive a Policy Date of the 28th.) The amount of premium paid with the application must be at least 10% of the annual Planned Premium for the Policy. You may only make one premium payment before the Policy is issued.

If you make a premium payment with the application, we will cover the insureds under a temporary insurance agreement for a limited period that generally begins when we receive the premium for the Policy (or, if later, on the date when each of the insureds has signed his/her Part II of the application). The maximum temporary coverage is the lesser of the amount of insurance applied for and $500,000 when both insureds are standard risks ($250,000 for when at least one insured is not a standard risk and $50,000 when both persons are determined to be uninsurable). These provisions vary in some states.

If we issue a Policy, Monthly Deductions begin from the Policy Date, even if we delayed the Policy's issuance for underwriting. The deductions are for the face amount of the Policy issued, even if the temporary insurance coverage during underwriting was for a lower amount. If we decline an application, we refund the premium payment made.

PREMIUM ON DELIVERY. If you pay the initial premium on delivery of the Policy, the Policy Date is usually five days after issue. The investment start date is the later of the Policy Date and the date we received the premium. Monthly Deductions begin on the Policy Date. We credit interest at a 4% net rate to the Policy for any period between the Policy Date and the investment start date. Insurance coverage under the Policy begins when we receive the Minimum Premium (see "Premiums") due for the first quarter (or, on receipt of the number of monthly payments due under NELICO's Master Service Account arrangement).

BACKDATING. We may sometimes backdate a Policy, if you request, by assigning a Policy Date earlier than the date the application is signed. You may wish to backdate so that you can obtain lower cost of insurance rates, based on a younger insurance age. Backdating in some cases causes a higher Surrender Charge if it results in the Surrender Charge being based on a lower age bracket. (See "Surrender Charge".) For a backdated Policy, you must also pay the minimum premium payable for the period between the Policy Date and the investment start date. As of the investment start date, we allocate to the Policy those net premiums, adjusted for monthly Policy charges and interest at a 4% net rate for that period.

RIGHT TO RETURN THE POLICY

You may cancel the Policy within 10 days (more in some states) after you receive the Policy. You may return the Policy to us or your registered representative. Insurance coverage ends as soon as you return the Policy (determined by postmark, if the Policy is mailed). If you cancel the Policy, we refund the cash value of the Policy plus any sales and premium tax charges that were deducted from the premiums you paid, or if required by state insurance law, any premiums paid.

                              CHARGES AND EXPENSES

The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example, the sales charge and Deferred Sales Charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the mortality and expense risk charge, to help cover those expenses. We can profit from certain Policy charges.

DEDUCTIONS FROM PREMIUMS

We deduct a sales charge from premiums. The sales charge is:

    -- In Policy year 1: 26.5% of premiums paid up to a Target Premium, and 4% of premiums paid above a Target Premium

    -- In Policy years 2-10: 11.5% (9% for Policies with a base face amount of at least $1 million) of premiums paid in each year up to the Target Premium, and 4% of premiums paid above the Target Premium in each year

    -- In Policy years 11 and after: 4% of premiums paid

When we calculate the sales charge, we consider premiums we receive during the twenty days prior to a Policy anniversary as paid in the next Policy year. (This rule does not apply to premiums paid through our Master Service Account arrangement, described in "Premiums".)

We indicate your Target Premium in Section 1 of your Policy and on your personalized illustration.

During the first 15 Policy years (or until age 100 of the younger insured, if earlier), if you surrender or lapse the Policy, make a partial surrender or reduce the face amount, a Surrender Charge also applies. (See "Surrender Charge" below.)

We may reduce sales charges for Policies sold to some group or sponsored arrangements. We offer a program under which you may exchange certain fixed-benefit life insurance policies that New England Mutual issued for the Policies without a deduction for the sales charge from the amount of cash value that you transfer to the Policy. Eligibility conditions apply. Your registered representative can advise you regarding terms and availability of the program.

STATE PREMIUM TAX CHARGE. We deduct 2.5% from each premium for state premium taxes and administrative expenses. These taxes vary from state to state and the 2.5% charge reflects an average. Administrative expenses covered by this charge include those related to premium tax and certain other state filings.

FEDERAL PREMIUM TAX CHARGE. We deduct 1% from each premium for our federal income tax liability related to premiums.

EXAMPLE: The following chart shows the net amount of premium that we would allocate to the Variable Account assuming a premium payment of $3,000 and a Target Premium of $2,000, for a Policy with a base face amount below $1 million.

POLICY YEAR 1

   PREMIUM       NET PREMIUM
   -------       -----------
   $3,000           $2,000
                     - 600       (30% X 2,000 = total sales and premium tax charge up to
                    ------       Target Premium)
                    $1,400

                    $1,000
                      - 75       (7.5% X 1,000 = total sales and premium tax charge on
                    ---------    payments above Target Premium)
                    $  925

                    $1,400
                      +925
                    ---------
                    $2,325       Net Premium
                    ======

POLICY YEAR 2

   PREMIUM       NET PREMIUM
   -------       -----------
   $3,000           $2,000
                     - 300       (15% X 2,000 = total sales and premium tax charge up to
                    ------       Target Premium)
                    $1,700

                    $1,000
                      - 75       (7.5% X 1,000 = total sales and premium tax charge on
                    ---------    payments above Target Premium)
                    $  925

                    $1,700
                      +925
                    ---------
                    $2,625       Net Premium
                    ======

SURRENDER CHARGE

We deduct a Surrender Charge from the cash value if you lapse, surrender, reduce the face amount, or make a partial surrender of your Policy that reduces the face amount during the first 15 Policy years (or until age 100 of the younger insured, if earlier).

For insureds with an average issue age of 52 or less, the Surrender Charge in the first Policy year is 90% of the lesser of: (1) premiums paid and (2) the Benchmark Premium. When we calculate this amount, we do not count premiums that we receive within 20 days before the first Policy anniversary, unless they are paid through the Master Service Account arrangement.

The Surrender Charge is greatest in the first Policy year. After that, the charge reduces monthly. To determine the Surrender Charge after the first Policy year, we take the dollar amount of the charge that applied at the end of the first Policy year and multiply it by a fraction. The fraction is based on the number of months remaining in the Surrender Charge period at the end of the first Policy year (168 months over the next 14 years, for a 15 year Surrender Charge period) and the number of full months remaining in the Surrender Charge period at the time of the surrender, lapse or face amount reduction.

For example, if the Surrender Charge was $1000 at the end of the first Policy year, then in the first month of the second Policy year the Surrender Charge is $1000 times 167/168, or $994.05.

For insureds with an average issue age above 52, the Surrender Charge percentage applied to premiums paid in the first Policy year will be less than 90%. Your Policy's schedule page shows the maximum dollar amount of the Surrender Charge that will apply in the first Policy year and for the last Policy month of each remaining year in the Surrender Charge period. (When we calculate the average issue age for this purpose, we round down and limit the average to the age of the younger insured plus five years.)

Any Surrender Charge that we deduct on lapse is credited back to the Policy's cash value on reinstatement. The Surrender Charge on the date of reinstatement is the same as it was on the date of lapse. When we determine the Surrender Charge on any date after reinstatement, we do not count the period that the Policy was lapsed.

In the case of a reduction in face amount or partial surrender that reduces the face amount, we deduct any Surrender Charge that applies from the Policy's remaining cash value in an amount that is proportional to the amount of the Policy's face amount surrendered. The charge reduces the Policy's cash value in the sub-accounts and the Fixed Account in proportion to the amount of the Policy's cash value in each.

MONTHLY DEDUCTION FROM CASH VALUE

On the first day of each Policy month, starting with the Policy Date, we deduct the "Monthly Deduction" from your cash value.

    -- If your Policy is protected against lapse by the No Lapse Guarantee Benefit under the Guaranteed Death Benefit rider or the three year Minimum Premium guarantee, we make the Monthly Deduction each month unless the cash value equals zero. (See "Premiums".)

    -- Otherwise, we make the Monthly Deduction as long as the net cash value is large enough to cover the entire Monthly Deduction. If it is not large enough, the Policy will be in default and may lapse. (See "Lapse and Reinstatement".)

There is no Monthly Deduction on or after the Policy anniversary when the younger insured reaches age 100 (or would have reached age 100, if that person dies earlier).

The Monthly Deduction reduces the cash value in each Sub-Account of the Variable Account and in the Fixed Account in proportion to the cash value in each, unless you choose a "Single Source Expense Fund". If you choose a Single Source Expense Fund, we will take the Monthly Deduction from the Account that you choose until the cash value there is gone. Then we will take the Monthly Deduction from your remaining Accounts in proportion to the cash value in each. You may choose a Sub-Account or the Fixed Account as your Single Source Expense Fund.

The Monthly Deduction includes the following charges:

POLICY FEE. The Policy fee is currently equal to $10.50 per month in the first three Policy years (guaranteed not to exceed $12.50 per month) and $3.50 per month thereafter (guaranteed not to exceed $5.50 per month).

ADMINISTRATIVE CHARGE. Currently the basic Administrative Charge (that is, the charge that applies if both insureds are in a standard or better underwriting class) is $0.07 per $1,000 of face amount in the first three Policy years and
          ----------------                       -----------
$0.05 per $1,000 in Policy years four and after. If the base Policy face amount
----------------                 --------------
is $1 million or greater, the current charge in Policy years four and after is $0.025 (rather than $0.05) per $1,000.

The guaranteed maximum basic monthly Administrative Charge is $0.08 per $1,000
    ------------------                                        ----------------
in the first three Policy years and $0.06 per $1,000 in Policy years four and
       ------------------------     ----------------
after. If the base Policy face amount is $1 million or greater, the guaranteed maximum basic charge in Policy years four and after is $0.035 (rather than
                                                       ------
$0.06) per $1,000.

If either insured is in a class below standard, there is an extra charge that
----------------------------------------------
applies on both a current and guaranteed basis in addition to the basic charge described above. The extra charge is $0.02 per $1,000. If only one insured is in
                                     ----------------
a class below standard, the extra charge applies in Policy years four through
                                                                 ------------
six. If both insureds are in a class below standard, the extra charge applies in
---
Policy years four through nine.
             -----------------

The Administrative Charge applies to the base Policy face amount and to the face amount of any Survivorship Level Term Insurance rider. Currently we intend to apply the basic Administrative Charge to no more than $4 million of Policy face amount beginning in the second Policy year. This means that the maximum Administrative Charge currently deducted in the second Policy year, for example, is $100 per month ($0.025 times 4,000) for two insureds who are each a standard or better risk. However, we do not limit the Policy face amount to which we apply the extra charge for risk classes below standard. For example, under a Policy with a $5 million face amount and an insured in a risk class below standard, the maximum charge deducted on a current basis in the fourth Policy
                                      ------------------
year would be $200 per month ($0.025 times 4,000 plus $0.02 times 5,000).

MORTALITY AND EXPENSE RISK CHARGE. We deduct a charge for the mortality and expense risks that we assume. This charge is at an annual rate of 0.90% during the first ten Policy years, and 0.45% thereafter. The charge is applied against cash value in the Variable Account and against the amount of any cash value held in the general account that represents a Policy loan. The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. The expense risk we assume is that our costs of issuing and administering the Policies may be more than we estimated.

MONTHLY CHARGES FOR THE COST OF INSURANCE. This charge covers the cost of providing insurance protection under your Policy. The cost of insurance charge for a Policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that Policy month. We determine the amount at risk on the first day of the Policy month after we process the Monthly Deduction. The amount at risk is the amount by which the death benefit (discounted at the monthly equivalent of 4% per year) exceeds the Policy's cash value. The cost of insurance rate for your Policy changes from month to month.

The guaranteed cost of insurance rates for a Policy depend on each insured's

    --  underwriting class

    --  age on the first day of the Policy year

    --  sex (if the Policy is sex-based).

The current cost of insurance rates will also depend on

    --  each insured's age at issue

    --  the Policy year

    --  the base Policy face amount (at issue).

We guarantee that the joint rates will not be higher than rates based on the 1980 Commissioners Standard Ordinary Mortality Tables with smoker/nonsmoker modifications (the "1980 CSO Tables"). The actual rates we use may be lower than the maximum rates, depending on our expectations about our future mortality and expense experience, lapse rates and investment earnings. We review the adequacy of our cost of insurance rates periodically and may adjust them. Any change will apply prospectively.

We underwrite each insured person separately. The underwriting classes we use are smoker standard, smoker rated, nonsmoker standard, nonsmoker preferred, nonsmoker aggregate, and nonsmoker rated. Rated classes have higher cost of insurance deductions. We base the guaranteed maximum mortality charges for rated Policies on multiples of the 1980 CSO Tables.

The three standard nonsmoker classes are available as follows:

    -- nonsmoker preferred and nonsmoker standard, for Policies with base face amounts of $500,000 or more if the insured's issue age is 20 through 75.

    -- nonsmoker aggregate, for Policies with base face amounts below $500,000 and for all insureds whose issue age is above 75.

Of the three standard nonsmoker classes, the nonsmoker preferred class generally offers the best current cost of insurance rates and the nonsmoker standard class generally offers the least favorable current cost of insurance rates.

Cost of insurance rates are generally lower for nonsmokers than for smokers and generally lower for females than for males. Within a given underwriting class, current cost of insurance rates are generally lower for insureds with lower issue ages. Current cost of insurance rates will generally be lower for a particular insured if the base Policy face amount at issue is at least $1 million. We offer Policies with cost of insurance rates (and Policy values and benefits) that do not vary based on the sex of the insured where required by state law and to some employee benefit plans.

The Survivorship Level Term Insurance Rider has its own cost of insurance rates that may be different from those of the base Policy. Generally, the term rider cost of insurance rates are less than or the same as those of the base Policy.

If you choose "Inside Term" (where the face amount of the term rider is included with the face amount of the base Policy when we calculate the base Policy death benefit), then the total net amount at risk equals the total death benefit (that is, the base Policy death benefit calculated by including the term component) minus the cash value. We allocate that total net amount at risk first to the term insurance rider up to the face amount of the rider, and we allocate any excess net amount at risk to the base Policy. This generally results in lower combined total cost of insurance charges under the base Policy and term rider than if you choose "Outside Term".

With "Outside Term" (where the term rider's face amount is not used in calculating the base Policy death benefit and is instead simply added to the base Policy's death proceeds), we calculate the net amount at risk and cost of insurance charges separately for the term insurance rider and the base Policy. The term rider's net amount at risk equals its face amount, and the base Policy's net amount at risk equals the base Policy's death benefit (which is calculated without the term rider component) minus the cash value.

GUARANTEED DEATH BENEFIT RIDER CHARGE. The charge for the Guaranteed Death Benefit rider is $0.01 per $1000 of face amount (including the base Policy and any joint or single life term insurance rider).

CHARGES FOR ADDITIONAL RIDER BENEFITS AND SERVICES. We charge for the cost of any additional rider benefits, including the Expanded Death Benefit rider, as described in the rider form. We also may charge you a nominal fee, which we will bill directly to you, if you request a Policy re-issue or re-dating.

CHARGES FOR INCOME TAXES. We currently do not charge the Variable Account for income taxes, but in the future we may make such a charge, if appropriate. We have the right to make a charge for any taxes imposed on the Policies in the future. (See "Charge for NELICO's Income Taxes".)

CHARGES AGAINST THE ELIGIBLE FUNDS

The following table shows the annual operating expenses for each series, based on actual expenses for 1998, after any applicable expense cap or expense deferral arrangement.

ANNUAL OPERATING EXPENSES
  (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER ANY EXPENSE CAP)

                                                     BACK        BACK
                                                     BAY         BAY         BACK                  WESTPEAK    LOOMIS
                                                   ADVISORS    ADVISORS      BAY       WESTPEAK     GROWTH     SAYLES
                                        CAPITAL      BOND       MONEY      ADVISORS     STOCK        AND        SMALL
                                        GROWTH      INCOME      MARKET     MANAGED      INDEX       INCOME       CAP
                                        SERIES      SERIES      SERIES      SERIES      SERIES      SERIES     SERIES*
                                        -------    --------    --------    --------    --------    --------    -------
Management Fee........................    .63%       .40%        .35%        .50%        .25%        .70%       1.00%
Other Expenses........................    .03%       .08%        .10%        .08%        .12%        .08%         --
                                          ---        ---         ---         ---         ---         ---        ----
         Total Series Operating
           Expenses...................    .66%       .48%        .45%        .58%        .37%        .78%       1.00%

ANNUAL OPERATING EXPENSES
  (AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER EXPENSE DEFERRAL)

                                          GOLDMAN                  MORGAN
                                           SACHS     LOOMIS       STANLEY        DAVIS    ALGER                  MFS
                                          MIDCAP     SAYLES    INTERNATIONAL    VENTURE   EQUITY      MFS      RESEARCH
                                           VALUE    BALANCED       MAGNUM        VALUE    GROWTH   INVESTORS   MANAGERS
                                          SERIES     SERIES    EQUITY SERIES*   SERIES    SERIES    SERIES*    SERIES*
                                          -------   --------   --------------   -------   ------   ---------   --------
Management Fee..........................    .75%      .70%           .90%         .75%     .75%       .75%       .75%
Other Expenses..........................    .15%      .12%           .40%         .08%     .08%       .15%       .15%
                                            ---       ---           ----          ---      ---        ---        ---
         Total Series Operating
           Expenses.....................    .90%      .82%          1.30%         .83%     .83%       .90%       .90%

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* Without the applicable expense cap or expense deferral arrangement (described below), Total Series Operating Expenses for the year ended December 31, 1998 would have been: Loomis Sayles Small Cap Series, 1.10%; and Morgan Stanley International Magnum Equity Series, 1.40%. Without the expense deferral arrangement, we estimate that Total Series Operating Expenses for the MFS Investors Series and MFS Research Managers Series for the year ended December 31, 1999 would be 1.04%, each, on an annualized basis.

Our affiliate, New England Investment Management, Inc. (formerly known as TNE Advisers, Inc.), advises the series of the Zenith Fund except for the Capital Growth Series. New England Investment Management voluntarily limits the expenses of these series with either an expense cap or expense deferral arrangement, as shown in the chart above. Under the expense cap, New England Investment Management bears expenses of a series (other than the management fee) that exceed 0.15% of average daily net assets (in the case of the Loomis Sayles Small Cap Series, expenses that exceed 1.00% of average daily net assets). Under the expense deferral, New England Investment Management bears expenses of a series (other than the management fee) that exceed a certain limit in the year the series incurs them and charges those expenses to the series in a future year if actual expenses of the series are below the limit. New England Investment Management may end these expense limits at any time.

The investment adviser for VIP and VIP II is Fidelity Management & Research Company ("FMR"). The Portfolios of VIP and VIP II pay investment management fees to FMR and also bear certain other expenses. For the year ended December 31, 1998, the total operating expenses of the Portfolios, as a percentage of Portfolio average net assets, were:

                                                              MANAGEMENT     OTHER      TOTAL ANNUAL
PORTFOLIO                                                        FEES       EXPENSES      EXPENSES
---------                                                     ----------    --------    ------------
VIP Equity-Income...........................................    .49%         .09%          .58%*
VIP Overseas................................................    .74%         .17%          .91%*
VIP High Income.............................................    .58%         .12%          .70%
VIP II Asset Manager........................................    .54%         .10%          .64%*

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* Total annual expenses do not reflect certain expense reductions due to directed brokerage arrangements and custodian interest credits. If we included these reductions, total annual expenses would have been .57% for VIP Equity-Income Portfolio, .89% for VIP Overseas Portfolio, and .63% for VIP II Asset Manager Portfolio.

Affiliates of FMR compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to these Portfolios of VIP and VIP II. This compensation is based on assets of the Portfolios attributable to the Policies and certain other variable insurance products that we and our affiliates issue.

GROUP OR SPONSORED ARRANGEMENTS

We may issue the Policies to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a situation where a trustee, employer or similar entity purchases individual Policies covering a group of individuals. An example of such an arrangement is a non-tax qualified deferred compensation plan. A "sponsored arrangement" includes a situation where an employer or an association permits group solicitation of its employees or members for the purchase of individual Policies.

We may waive, reduce or vary any Policy charges under Policies sold to a group or sponsored arrangement. We may also raise the interest rate credited to loaned amounts under these Policies. The amount of the variations and our eligibility rules may change from time to time. In general, they reflect cost savings over time that we anticipate for Policies sold to the eligible group or sponsored arrangements and relate to objective factors such as the size of the group, its stability, the purpose of the funding arrangement and characteristics of the group members. These variations of charges do not apply to Policies sold in New York other than Policies sold to non-tax qualified deferred compensation plans of various types. Consult your registered representative for any variations that may be available and appropriate for your case.

The United States Supreme Court has ruled that insurance policies with values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. We offer Policies that do not vary based on the sex of the insured to certain employee benefit programs. We recommend that employers consult an attorney before offering or purchasing the Policies in connection with an employee benefit program.

                                    PREMIUMS

FLEXIBLE PREMIUMS

Within limits, you choose the amount and frequency of premium payments. You select a Planned Premium schedule, which may be a fixed amount or a varying amount. This schedule appears in your Policy. YOUR PLANNED PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. You may skip Planned Premium payments or make additional payments. You need our consent to increase your Planned Premium. You cannot make an additional payment that increases the Policy's death benefit by more than it increases the cash value except with our consent, and we may require underwriting. No payment can be less than $25 ($10 for payments made through the Master Service Account, described below, or certain other monthly payment arrangements). We limit the total of Planned Premiums and other payments to our published maximum. You cannot make any payments at and after age 100 of the younger insured, except if the Policy is in the grace period.

You can pay Planned Premiums on an annual, semi-annual or quarterly schedule or, with our consent, monthly. You need our consent to change your Planned Premium schedule.

You may make payments by check or money order. We will send premium notices for annual, semi-annual or quarterly Planned Premiums. You may also choose to have us withdraw your premium payments from your bank checking account or New England Cash Management Trust account. (This is known as the Master Service Account arrangement.)

If any payments under the Policy exceed the "7-pay test" under Federal tax law, your Policy will become a "modified endowment contract" and you may have more adverse tax consequences with respect to certain distributions than would otherwise be the case if premium payments did not exceed the "7-pay test". In addition, if you have selected the guideline premium test, Federal tax law limits the amount of premiums that you can pay under the Policy. (See "Tax Considerations".)

We allocate net payments to your Policy's sub-accounts as of the date we receive the payment. (See "Receipt of Communications and Payments at NELICO's Home Office".)

Unless you tell us otherwise in writing, we treat any payment that we receive in response to an anniversary bill, and any payment we receive within 45 days after an anniversary while you have an outstanding Policy loan, first as a Planned Premium, second as payment of loan interest, and third as an unscheduled payment. Otherwise, we treat the payment first as a Planned Premium and second as an unscheduled payment.

If you have a Policy loan, it may be better to repay the loan than to make a premium payment, because the premium payment is subject to sales and tax charges, whereas the loan repayment is not subject to any charges. (See "Loan Provision" and "Deductions from Premiums".)

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Two types of premium payment levels can protect your Policy against lapse (1) for the first three Policy years, and (2) until age 100 of the younger insured.

First three Policy years--In general, if you pay the three year Minimum Premium
------------------------
amount on time, the Policy will not lapse even if the net cash value is less than the Monthly Deduction in any month. If (a) the total premiums you have paid, less all partial surrenders and any outstanding Policy loan balance (and less any cash value paid to you to allow the Policy to continue to qualify as life insurance), at least equal (b) the total monthly Minimum Premiums for the Policy up to that Policy month, the Policy will not lapse. We recalculate the three year Minimum Premium if (1) you reduce the face amount or make a partial surrender that reduces the face amount, (2) you increase or decrease rider coverage, (3) the rating classification for your Policy is improved, or (4) a correction is made in the insurance age of either insured. We base the Minimum Premium on your Policy's face amount, the age, sex (unless unisex rates apply), and underwriting class of each insured, the current level of Policy charges and any riders to the Policy.

To age 100 of the younger insured--In general, if you elect the Guaranteed Death
---------------------------------
Benefit rider and pay the Guaranteed Death Benefit Premium amounts on time, the Policy will stay in force until age 100 of the younger insured. Your total payments (less any partial surrenders, outstanding Policy loans and cash value paid to you to allow the Policy to continue to qualify as life insurance) must meet the requirements of the rider. We recalculate the Guaranteed Death Benefit premium following the same Policy transactions described above for a recalculation of the three year Minimum Premium amount. The Guaranteed Death Benefit premium amount (shown in your Policy) is based on the same factors as the three year Minimum Premium, except that it is based on the guaranteed maximum level of Policy charges.
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LAPSE AND REINSTATEMENT

LAPSE. Unless your Policy is protected by the No Lapse Guarantee Benefit under the Guaranteed Death Benefit rider or by the three year Minimum Premium guarantee, any month that your Policy's net cash value is not large enough to cover a Monthly Deduction, your Policy will be in default. Your Policy provides a 62 day grace period for payment of the Amount Due. The Amount Due is the least of: a premium large enough to permit the Monthly Deduction to be made; a premium large enough to permit the No Lapse Guarantee Benefit to be in effect, if the Policy has the Guaranteed Death Benefit rider; and a premium large enough to meet the monthly three year Minimum Premium test. We will tell you the Amount Due. You have insurance coverage during the grace period, but if the second insured dies before you have paid the premium, we deduct from the death proceeds the Amount Due for the period before the date of death. If you have not paid the Amount Due by the end of the grace period, your Policy will lapse without value.

REINSTATEMENT. If your Policy has lapsed, you may reinstate it within seven years after the date of lapse. If more than seven years have passed, or if you have surrendered the Policy, you need our consent to reinstate. Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us.

If we deducted a Surrender Charge on lapse, we credit it back to the Policy's cash value on reinstatement. The Surrender Charge on the date of reinstatement is the same as it was on the date of lapse. When we determine the Surrender Charge, Policy fee, mortality and expense risk charge, administrative charge, sales charge and rider charges, we do not count the amount of time that a Policy was lapsed.

                             OTHER POLICY FEATURES

LOAN PROVISION

You may borrow all or part of the Policy's "loan value" at any time after we mail the confirmation for the initial premium (unless we consent to an earlier date). We make the loan as of the date when we receive a loan request. (See "Receipt of Communications and Payments at NELICO's Home Office".) You should contact our Home Office or your registered representative for information on loan procedures.

The Policy's loan value equals 90% (or more if required by state law) of: the Policy's cash value minus the Surrender Charge. The loan value available is the loan value reduced by any outstanding loan plus interest.

A Policy loan reduces the Policy's cash value in the sub-accounts by the amount of the loan. A loan repayment increases the cash value in the sub-accounts by the amount of the repayment. Unless you request otherwise, we attribute Policy loans first to the sub-accounts of the Variable Account in proportion to the cash value in each, and then the Fixed Account. We allocate loan repayments first to the outstanding loan balance attributed to the Fixed Account and then, unless you request otherwise, to the sub-accounts of the Variable Account in proportion to the cash value in each.

The interest rate charged on Policy loans is an effective rate of 4.35% per year, compounded daily. Interest accrues daily and is due on the Policy anniversary. If not paid, we add the interest accrued to the loan amount, and we deduct an amount equal to the unpaid interest from the Policy's cash value in the sub-accounts and the Fixed Account in proportion to the amount in each. The amount we take from the Policy's sub-accounts as a result of the loan earns interest (compounded daily) at an effective rate of not less than 4% per year. We credit this interest amount to the Policy's sub-accounts annually, in proportion to the cash value in each.

The amount taken from the Policy's sub-accounts as a result of a loan does not participate in the investment experience of the sub-accounts. Therefore, loans can permanently affect the death benefit and cash value of the Policy, even if repaid. In addition, we reduce any proceeds payable under a Policy by the amount of any outstanding loan plus accrued interest.

If a Policy loan is outstanding, it may be better to repay the loan than to pay a premium, because the payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges. (See "Deductions from Premiums".)

If Policy loans plus accrued interest at any time exceed the Policy's cash value less the Surrender Charge on the next Policy loan interest due date (or, if the Surrender Charge would be greater, on the date the calculation is made), we will notify you that the Policy is going to terminate. (This is called an "excess Policy loan". We test for an excess Policy loan on each monthly processing date and in connection with Policy processing transactions.) The Policy terminates without value 62 days after we mail the notice unless you pay us the excess Policy loan amount within that time. (See "Lapse and Reinstatement".) If the Policy lapses with a loan outstanding, adverse tax consequences may result. If your Policy is a "modified endowment contract", loans under your Policy may be treated as taxable distributions. Although the issue is not free from doubt, we believe that a loan from or secured by a Policy that is not classified as a modified endowment contract should generally not be treated as a taxable distribution. A tax adviser should be consulted about such loans. (See "Tax Considerations" below.)

Department of Labor ("DOL") regulations impose requirements for participant loans under tax-qualified pension plans. Therefore, plan loan provisions may differ from Policy loan provisions. (See "Tax Considerations".)

SURRENDER

You may surrender a Policy for its net cash value at any time while either insured is living. We determine the net cash value of the surrendered Policy as of the date when we receive a surrender request. The net cash value equals the cash value reduced by any Policy loan and accrued interest and by any applicable Surrender Charge. (See "Surrender Charge".) We increase the net cash value paid to you by the portion of any Monthly Deduction made for the period beyond the date of surrender. If you surrender the Policy during the grace period, we deduct the Amount Due from your proceeds to cover the Monthly Deduction to the date of surrender. (See "Lapse and Reinstatement".) You may apply all or part of the net cash value to a payment option. (See "Payment Options".) A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)

PARTIAL SURRENDER

You may make a partial surrender of the Policy at any time after we mail the confirmation for the initial premium, to receive a portion of its net cash value. A partial surrender reduces the Policy's death benefit and may reduce the Policy's face amount if necessary so that the amount at risk under the Policy will not increase. Any reduction in the face amount causes a proportionate reduction in the Policy's Benchmark Premium, on which we base any future Surrender Charges, and in the Target Premium, on which we base the level of the sales charge. A partial surrender may also reduce rider benefits. We reserve the right to decline a partial surrender request that would reduce the face amount below the Policy's required minimum.

We have the right to limit partial surrenders in any one Policy year to 20% of the Policy's net cash value on the date of the first partial surrender for the Policy year or, if less, the Policy's available loan value. Currently, we permit partial surrenders of up to 90% of the Policy's net cash value per year, if there is sufficient available loan value.

We deduct any Surrender Charge that applies to the partial surrender from the Policy's remaining cash value in an amount proportional to the amount of the Policy's face amount surrendered. The Surrender Charge applied reduces any remaining Surrender Charge under your Policy.

You may not reinvest cash value paid upon partial surrender in the Policy except as premium payments, which are subject to the charges described under "Deductions From Premiums".

A partial surrender first reduces the Policy's cash value in the sub-accounts of the Variable Account, in proportion to the amount of cash value in each, and then the Fixed Account, unless you request otherwise. We determine the amount of net cash value paid upon partial surrender as of the date when we receive a request. You can contact your registered representative or the Home Office for information on partial surrender procedures.

A reduction in the death benefit as a result of a partial surrender may create a "modified endowment contract" or have other adverse tax consequences. If you are contemplating a partial surrender, you should consult your tax advisor regarding the tax consequences. (See "Tax Considerations".)

REDUCTION IN FACE AMOUNT

After the first Policy year, you may reduce the face amount of your Policy without receiving a distribution of any Policy cash value. (This feature differs from a partial surrender, which reduces the Policy's net cash value.)

If you decrease the face amount of your Policy, we also decrease the Benchmark Premium, on which we base any future Surrender Charges, and the Target Premium, on which we base the level of the sales charge. We deduct any Surrender Charge that applies from the Policy's cash value in an amount proportional to the amount of the face reduction.

A face amount reduction usually decreases the Policy's death benefit. (However, if we are increasing the death benefit to satisfy federal income tax laws, a face amount reduction will not decrease the death benefit unless we deducted a Surrender Charge from the cash value. A reduction in face amount in this situation may not be advisable, because it will not reduce your death benefit or cost of insurance charges and may result in a Surrender Charge.) We also may decrease any rider benefits attached to the Policy. The face amount remaining after a reduction must meet our minimum face amount requirements for issue, except with our consent.

A reduction in face amount reduces the Federal tax law limits on the amount of premiums that you can pay under the Policy under the guideline premium test. In these cases, you may need to have a portion of the Policy's cash value paid to you to comply with Federal tax law.

A face amount reduction takes effect as of the first day of the Policy month on or after the date when we receive a request. You can contact your registered representative or the Home Office for information on face reduction procedures.

A reduction in the face amount of a Policy may create a "modified endowment contract". If you are contemplating a reduction in face amount, you should consult your tax advisor regarding the tax consequences of the transaction. (See "Tax Considerations".)

INVESTMENT OPTIONS

You can allocate your Policy's premiums among the sub-accounts of the Variable Account and the Fixed Account in any combination, as long as you choose no more than nine accounts (including the Fixed Account) at any one time. You may allocate any whole percentage to a sub-account. You can allocate your Policy's
         ---
cash value among no more than nine accounts (including the Fixed Account) at any one time.

You make the initial allocation when you apply for a Policy. You can change the allocation of future premiums at any time thereafter. The change will be effective for premiums applied on or after the date when we receive your request. You may request the change by telephone or by written request. (See "Receipt of Communications and Payments at NELICO's Home Office.")

See "Transfer Option" below for information on how to request a transfer or reallocation by telephone.

TRANSFER OPTION

Once we mail the confirmation for the initial premium (in some states, 15 days after that) you may transfer your Policy's cash value between sub-accounts. We reserve the right to limit sub-account transfers to four per Policy year (twelve per Policy year for Policies issued in New York). Currently we do not limit the number of transfers per Policy year. We reserve the right to make a charge for transfers in excess of four in a Policy year. A transfer is effective as of the date when we receive the transfer request. (See "Receipt of Communications and Payments at NELICO's Home Office".) For special rules regarding transfers involving the Fixed Account, see "The Fixed Account".

We did not design the Policy's transfer privilege to give you a way to speculate on short-term market movements. To prevent excessive transfers that could disrupt the management of the Eligible Funds and increase transaction costs, we may adopt procedures to limit excessive transfer activity. For example, we may impose conditions and limits on, or refuse to accept, transfer requests that we receive from third parties. Third parties include investment advisors or registered representatives acting under power(s) of attorney from one or more Policy owners.

You may request a sub-account transfer or reallocation of future premiums by written request (which may be telecopied) to us or by telephoning us. To request a transfer or reallocation by telephone, you should contact your registered representative or contact us at 1-800-200-2214. We use reasonable procedures to confirm that instructions communicated by telephone are genuine. Any telephone instructions that we reasonably believe to be genuine are your responsibility, including losses arising from any errors in the communication of instructions.

DOLLAR COST AVERAGING

We plan to offer an automated transfer privilege called dollar cost averaging. The same dollar amount is transferred to selected Sub-Accounts (and/or the Fixed Account) periodically. Over time, more purchases of Eligible Fund shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. This plan of investing allows you to take advantage of investment fluctuations, but does not assure a profit or protect against a loss in declining markets.

Under this feature, you may request that a certain amount of your cash value be transferred on any selected business day of each period (or if not a day when the New York Stock Exchange is open, the next such day), from any one Sub-Account to one or more of the other Sub-Accounts (and/or the Fixed Account). We limit your allocation of cash value to no more than nine accounts (including the Fixed Account) at any one time. You must transfer a minimum of $100 to each Sub-Account that you select under this feature. You can select a dollar cost averaging program when you apply for the Policy or at a later date by contacting our Home Office. You may participate in the dollar cost averaging program while you are participating in the asset rebalancing program as long as the Sub-Account from which you are transferring cash value under the dollar cost averaging program is not included in the asset rebalancing program. (See "Asset Rebalancing" below.) You can cancel your use of the dollar cost averaging program at any time before a transfer date. Transfers will continue until you notify us to stop or there no longer is sufficient cash value in the Sub-Account from which you are transferring.

Ask your registered representative about the availability of this feature.

ASSET REBALANCING

We plan to offer an asset rebalancing program for cash value. Cash value allocated to the Sub-Accounts can be expected to increase or decrease at different rates. An asset rebalancing program automatically reallocates your cash value among the Sub-Accounts periodically to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer cash value from those Sub-Accounts that have increased in value to those that have declined, or not increased as much, in value. Asset rebalancing does not guarantee profits, nor does it assure that you will not have losses.

You can select an asset rebalancing program when you apply for the Policy or at a later date by contacting our Home Office. You specify the percentage allocations by which your cash value will be reallocated among the Sub-Accounts. You may participate in the asset rebalancing program while you are participating in the dollar cost averaging program as long as the Sub-Account from which you are transferring cash value under the dollar cost averaging program is not included in the asset rebalancing program. (See "Dollar Cost Averaging" above.) On the last day of each period on which the New York Stock Exchange is open, we will transfer cash value among the Sub-Accounts as necessary to return the allocation to your specifications. Asset rebalancing will continue until you notify us in writing or by telephone at our Home Office.

Ask your registered representative about the availability of this feature.

PAYMENT OF PROCEEDS

We ordinarily pay any net cash value, loan value or death benefit proceeds coming from the sub-accounts within seven days after we receive a request, or satisfactory proof of death of an insured (and any other information we need to pay the death proceeds). (See "Receipt of Communications and Payments at NELICO's Home Office".) However, we may delay payment (except when a loan is made to pay a premium to us ) or transfers from the sub-accounts: (i) if the New York Stock Exchange is closed for other than weekends or holidays, or trading on the New York Stock Exchange is restricted, (ii) if the SEC determines that an emergency exists that makes payments or sub-account transfers impractical, or
(iii) at any other time when the Eligible Funds or the Variable Account have the legal right to suspend payment.

We may withhold payment of surrender or loan proceeds if those proceeds are coming from a Policy Owner's check, or from a Master Service Account premium transaction, which has not yet cleared. We may also delay payment while we consider whether to contest the Policy. We pay interest on the death benefit proceeds from the date they become payable to the date we pay them.

The beneficiary can elect our Access Plus program for payment of death proceeds at any time before we pay them. We establish an Access Plus account at a banking institution at the time for payment. The Access Plus account gives convenient access to the proceeds, which are maintained in our general account or that of an affiliate, through checkbook privileges with the bank.

Normally we promptly make payments of net cash value, or of any loan value available, from cash value in the Fixed Account. However, we may delay those payments for up to six months. We pay interest in accordance with state insurance law requirements on delayed payments.

24 MONTHS CONVERSION RIGHT

GENERAL RIGHT. Generally, during the first 24 months after the Policy's issue date, you may convert the Policy, or a portion of it, to fixed benefit coverage by transferring all or a portion of your Policy's cash value, and allocating all or a portion of future premiums, to the Fixed Account. The request to convert to fixed benefit coverage must be in written form satisfactory to us.

You may exercise this privilege only once within 24 months after issue. Transfers into the Fixed Account pursuant to this right will not count toward the limit on the number of cash value transfers permitted under the Policy each year. Transfers of cash value back to one or more Sub-Accounts of the Variable Account are subject to the Policy's general limits on transfers from the Fixed Account (see "The Fixed Account").

The Policy permits us to limit allocations to the Fixed Account under some circumstance. (See "The Fixed Account.") If we limit such allocations and you then wish to exercise the 24 Months Conversion Right, you may continue to allocate to the Fixed Account only the percentage of premiums that you allocated to the Fixed Account pursuant to your exercise of the 24 Months Conversion Right. In addition, if you have exercised this right, and we later limit such allocations, then you may continue to allocate to the Fixed Account only the lowest percentage of premiums that you allocated to the Fixed Account at any time since your exercise of the 24 Months Conversion Right.

FOR POLICIES ISSUED IN MARYLAND AND NEW JERSEY. Under Policies issued in Maryland and New Jersey, you can exchange the face amount of your Policy for a fixed benefit survivorship life insurance policy provided that you repay any policy loans and (1) the Policy has not lapsed and (2) the exchange is made within 24 months after the Policy's issue date. If you exercise this option, you will have to make up any investment loss you had under the variable life insurance policy. We make the exchange without evidence of insurability. The new policy will have, at your option, either the same death benefit or the same net amount at risk as that being exchanged. The new policy will have the same issue age, underwriting class and policy date as the variable life policy had. We will attach any riders to the original Policy to the new policy if they are available.

Contact us or your registered representative for more specific information about the 24 Months Conversion Right in these states. The exchange may result in a cost or credit to you. On the exchange, you may need to make an immediate premium payment on the new policy in order to keep it in force.

GROUP OR SPONSORED ARRANGEMENTS. For a Policy issued to some group or sponsored arrangements, you may (if approved in your state) have the additional option of exchanging the Policy at any time during the first 36 months after the Policy's issue date, if the Policy has not lapsed, to a fixed-benefit term life insurance policy issued by us or an affiliate. Contact us or your registered representative for more information about this feature.

POLICY SPLIT RIDER

Subject to state availability and our underwriting guidelines, we may issue or amend your Policy with a split rider which allows you to "split" the Policy into two new NELICO individual flexible premium adjustable variable life insurance policies. The rider permits you to split the Policy in the event of divorce of the insureds, if certain federal tax law changes occur, or if certain business circumstances change (each, a "split event"). The rider lists the requirements for a split event. If you exercise the split rider, this Policy will be canceled, and we will transfer its cash value (in equal portions, unless we agree otherwise) to two new individual policies issued on the effective date of the split. A new Surrender Charge will apply to each individual policy. We will issue each new policy with either a level or variable death benefit option in effect, depending on which type of death benefit option you have under this Policy at the time of the split.

For more information about the Policy split rider you should contact us or your registered representative. You can request a prospectus and additional information regarding the individual policies that are issued following a split. For a discussion of the possible tax consequences of splitting the Policy, see "Tax Considerations."

PAYMENT OPTIONS

We pay the Policy's death benefit and net cash value in one sum, unless you or the payee choose a payment option for all or part of the proceeds. You can choose a combination of payment options. You can make, change or revoke the selection of payee or payment option before the last death under the Policy. You can contact your registered representative or the Home Office for the procedure to follow. The payment options available are fixed benefit options only and are not affected by the investment experience of the Variable Account. Once payments under an option begin, withdrawal rights may be restricted.

The following payment options are available:

    (i) INCOME FOR A SPECIFIED NUMBER OF YEARS. We pay proceeds in equal monthly installments for up to 30 years, with interest at a rate not less than 3% a year, compounded yearly. Additional interest for any year is added to the monthly payments for that year.

    (ii) LIFE INCOME. We pay proceeds in equal monthly installments (i) during the life of the payee, (ii) for the longer of the life of the payee or 10 years, or (iii) for the longer of the life of the payee or 20 years.

    (iii)LIFE INCOME WITH REFUND. We pay proceeds in equal monthly installments during the life of the payee. At the payee's death, we pay any unpaid proceeds remaining either in one sum or in equal monthly installments until we have paid the total proceeds.

    (iv)INTEREST. We hold proceeds for the life of the payee or another agreed upon period. We pay interest of at least 3% a year monthly or add it to the principal annually. At the death of the payee, or at the end of the period agreed to, we pay the balance of principal and any interest in one sum.

    (v) SPECIFIED AMOUNT OF INCOME. We pay proceeds plus accrued interest of at least 3% a year in an amount and at a frequency elected until we have paid total proceeds. We pay any amounts unpaid at the death of the payee in one sum.

    (vi)LIFE INCOME FOR TWO LIVES. We pay proceeds in equal monthly installments (i) while either of two payees is living, (ii) for the longer of the life of the surviving payee or 10 years, or (iii) while the two payees are living and, after the death of one payee, we pay two-thirds of the monthly amount for the life of the surviving payee.

You need our consent to use an option if the installment payments would be less than $20.

ADDITIONAL BENEFITS BY RIDER

You can add additional benefits to the Policy by rider, subject to our underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from cash value. The rider benefits available with the Policies provide fixed benefits that do not vary with the investment experience of the Variable Account.

It may be to your economic advantage to include a significant portion of your insurance coverage under a Survivorship Level Term Insurance rider.

Reductions in or elimination of term rider coverage does not trigger a surrender charge, and use of a term rider generally reduces sales compensation. However, like the cost of coverage under the Policy, charges deducted from the Policy's cash value to pay for term rider coverage no longer participate in the investment experience of the Variable Account, and usually increase with the age of the covered individual. Your registered representative can provide you more information on the uses of term rider coverage.

The following riders are available:

    TERM RIDER--SURVIVORSHIP LEVEL TERM INSURANCE, which provides joint life term insurance.

    TERM RIDER--JOINT 4 YEAR TERM INSURANCE, which provides joint life term insurance for four policy years.

    TERM RIDER--LEVEL SINGLE LIFE TERM INSURANCE, which provides additional term insurance on one of the insureds.

    TERM RIDER--DECREASING SINGLE LIFE TERM INSURANCE, which provides additional term insurance on one of the insureds in an amount that decreases each year to zero over a coverage period of 10, 15 or 20 years.

    WAIVER OF MONTHLY DEDUCTION, which provides for waiver of Monthly Deductions upon the disability of the insured covered by the waiver.

    WAIVER OF SPECIFIED PREMIUM, which provides for waiver of the cost of the rider itself and for a premium benefit upon the disability of an insured covered by the rider.

An Expanded Death Benefit, Guaranteed Death Benefit, and/or a Policy split rider may also be available. (See "Expanded Death Benefit Rider", "Guaranteed Death Benefit Rider", and "Policy Split Rider".) Not all riders may be available to you and riders in addition to those listed above may be made available. You should consult your registered representative regarding the availability of riders.

POLICY OWNER AND BENEFICIARY

The Policy Owner is named in the application but may be changed from time to time. At the death of the Policy Owner, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the second insured.

The beneficiary is also named in the application. You may change the beneficiary at any time before the death of the second insured. The beneficiary has no rights under the Policy until the death of the second insured and must survive the second insured in order to receive the death proceeds. If no named beneficiary survives the second insured, we pay proceeds to the Policy Owner.

A change of Policy Owner or beneficiary is subject to all payments made and actions taken by us under the Policy before we receive a signed change form. You can contact your registered representative or the Home Office for the procedure to follow.

You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments are subject to all payments made and actions taken by us under the Policy before we receive a signed copy of the assignment form. We are not responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)

                              THE VARIABLE ACCOUNT

We established the Variable Account as a separate investment account on January 31, 1983 under Delaware law. It became subject to Massachusetts law when we changed our domicile to Massachusetts on August 30, 1996. The Variable Account is the funding vehicle for the Policies and other NELICO variable life insurance policies; these other policies impose different costs, and provide different benefits, from the Policies. The Variable Account meets the definition of a "separate account" under Federal securities laws, and is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940. Registration with the SEC does not involve SEC supervision of the Variable Account's management or investments. However, the Massachusetts Insurance Commissioner regulates NELICO and the Variable Account, which are also subject to the insurance laws and regulations where the Policies are sold.

Although we own the assets of the Variable Account, applicable law provides that the portion of the Variable Account assets equal to the reserves and other liabilities of the Variable Account may not be charged with liabilities that arise out of any other business we may conduct. We believe this means that the assets of the Variable Account equal to the reserves and other liabilities of the Variable Account are not available to meet the claims of our general creditors, and may only be used to support the cash values under our variable life insurance policies issued by the Variable Account. We may transfer to our general account assets which exceed the reserves and other liabilities of the Variable Account. We will consider any possible adverse impact such a transfer might have on the Variable Account.

Income and realized and unrealized capital gains and losses of the Variable Account are credited to the Variable Account without regard to any of our other income or capital gains and losses.

INVESTMENTS OF THE VARIABLE ACCOUNT

Sub-accounts of the Variable Account that are available in this Policy invest in the following Eligible Funds:

The Zenith Back Bay Advisors Money Market Series. Its investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series.

The Zenith Back Bay Advisors Bond Income Series. Its investment objective is a high level of current income consistent with protection of capital.

The Zenith Capital Growth Series. Its investment objective is the long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the United States economy.

The Zenith Westpeak Stock Index Series. Its investment objective is investment results that correspond to the composite price and yield performance of United States publicly traded common stocks.

The Zenith Back Bay Advisors Managed Series. Its investment objective is a favorable total return through investment in a diversified portfolio.

The Zenith Westpeak Growth and Income Series. Its investment objective is long-term total return through investment in equity securities.

The Zenith Goldman Sachs Midcap Value Series. Its investment objective is long-term capital appreciation.

The Zenith Loomis Sayles Small Cap Series. Its investment objective is long-term capital growth from investments in common stocks or their equivalents.

The Zenith Loomis Sayles Balanced Series. Its investment objective is reasonable long-term investment return from a combination of long-term capital appreciation and moderate current income.

The Zenith Morgan Stanley International Magnum Equity Series. Its investment objective is long-term capital appreciation through investment primarily in international equity securities. In addition to the risks associated with equity securities generally, foreign securities present additional risks.

The Zenith Davis Venture Value Series. Its investment objective is growth of capital.

The Zenith Alger Equity Growth Series. Its investment objective is long-term capital appreciation.

The Zenith MFS Investors Series. Its investment objective is reasonable current income and long-term growth of capital and income.

The Zenith MFS Research Managers Series. Its investment objective is long-term growth of capital.

The VIP Equity-Income Portfolio. It seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund seeks a yield which exceeds the composite yield on the securities comprising the S&P 500.

The VIP Overseas Portfolio. It seeks long-term growth of capital. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. market.

The VIP High Income Portfolio. It seeks a high level of current income while also considering growth of capital. Lower-quality debt securities (those of less than investment-grade quality) can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market or economic developments.

The VIP II Asset Manager Portfolio. It seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term instruments.

The Zenith Fund is an open-end diversified management investment company, more commonly known as a mutual fund. The Zenith Fund is an investment vehicle for separate investment accounts of NELICO and of other life insurance companies.

VIP and VIP II are open-end, diversified management investment companies (mutual funds) that serve as the investment vehicles for variable life insurance and variable annuity separate accounts of various insurance companies.

The Variable Account purchases and sells Eligible Fund shares at their net asset value (without a deduction for sales load) determined as of the close of regular trading on the New York Stock Exchange on each day when the exchange is open for trading.

The Eligible Funds' investment objectives may not be met. More about the Eligible Funds, including their investments, expenses, and risks is in the attached Eligible Fund prospectuses and the Eligible Funds' Statements of Additional Information.

The investment objectives and policies of certain Eligible Funds are similar to the investment objectives and policies of other funds that may be managed by the same sub-adviser. The investment results of the Eligible Funds may be higher or lower than the results of these funds. There is no assurance, and no representation is made, that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund.

INVESTMENT MANAGEMENT

The chart below shows the adviser and sub-adviser for each series of the Zenith Fund. New England Investment Management, which is an indirect, wholly-owned subsidiary of NELICO, CGM, and each of the sub-advisers are registered with the SEC as investment advisers under the Investment Advisers Act of 1940.

              SERIES                               ADVISER                              SUB-ADVISER
              ------                               -------                              -----------
Capital Growth                      Capital Growth Management Limited
                                    Partnership ("CGM")
Back Bay Advisors Money Market      New England Investment Management,       Back Bay Advisors, L.P.*
                                    Inc.
Back Bay Advisors Bond Income       New England Investment Management,       Back Bay Advisors, L.P.*
                                    Inc.
Back Bay Advisors Managed           New England Investment Management,       Back Bay Advisors, L.P.*
                                    Inc.
Westpeak Stock Index                New England Investment Management,       Westpeak Investment Advisors,
                                    Inc.                                     L.P.*
Westpeak Growth and Income          New England Investment Management,       Westpeak Investment Advisors,
                                    Inc.                                     L.P.*
Loomis Sayles Small Cap             New England Investment Management,       Loomis, Sayles & Company, L.P.*
                                    Inc.
Loomis Sayles Balanced              New England Investment Management,       Loomis, Sayles & Company, L.P.*
                                    Inc.
Morgan Stanley International        New England Investment Management,       Morgan Stanley Dean Witter
  Magnum Equity                     Inc.                                     Investment Management Inc.
Goldman Sachs Midcap Value          New England Investment Management,       Goldman Sachs Asset Management
                                    Inc.
Davis Venture Value                 New England Investment Management,       Davis Selected Advisers, L.P.**
                                    Inc.
Alger Equity Growth                 New England Investment Management,       Fred Alger Management, Inc.
                                    Inc.
MFS Investors                       New England Investment Management,       Massachusetts Financial Services
                                    Inc.                                     Company
MFS Research Managers               New England Investment Management,       Massachusetts Financial Services
                                    Inc.                                     Company

------------
  * An affiliate of NELICO
 ** Davis Selected may also delegate any of its responsibilities to Davis
    Selected Advisers--NY, Inc., a wholly-owned subsidiary of Davis Selected.

In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Back Bay Advisors Managed Series, Westpeak Stock Index Series, Westpeak Growth and Income Series, Goldman Sachs Midcap Value Series and Loomis Sayles Small Cap Series, New England Investment Management (formerly TNE Advisers, Inc.) became the adviser on May 1, 1995. The Morgan Stanley International Magnum Equity Series' sub-adviser was Draycott Partners until May 1, 1997, when Morgan Stanley Dean Witter Investment Management (formerly Morgan Stanley Asset Management) became the sub-adviser. The Goldman Sachs Midcap Value Series' sub-adviser was Loomis, Sayles until May 1, 1998, when Goldman Sachs Asset Management became the sub-adviser. For more information about the Series' advisory agreements, see the Zenith Fund prospectus attached at the end of this prospectus and the Zenith Fund's Statement of Additional Information.

FMR is the investment adviser for VIP and VIP II. For more information regarding the VIP Equity-Income, VIP Overseas, VIP High Income and VIP II Asset Manager Portfolios and Fidelity Management & Research Company, see the VIP and VIP II prospectuses attached at the end of this prospectus and their Statements of Additional Information.

                               THE FIXED ACCOUNT

    THE POLICY HAS A FIXED ACCOUNT OPTION ONLY IN STATES THAT APPROVE IT.

You may allocate net premiums and transfer cash value to the Fixed Account, which is part of NELICO's general account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the Fixed Account are not registered under the Securities Act of 1933. Neither the Fixed Account nor the general account is registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Fixed Account, the general account nor any interests therein are generally subject to the provisions of these Acts, and the SEC does not review Fixed Account disclosure. This disclosure may, however, be subject to certain provisions of the Federal securities laws on the accuracy and completeness of prospectuses.

GENERAL DESCRIPTION

Our general account includes all of our assets, except assets in the Variable Account or in our other separate accounts. We decide how to invest our general account assets. Fixed Account allocations do not share in the actual investment experience of the Fixed Account. Instead, we guarantee that the Fixed Account will credit interest at an annual effective rate of at least 4%. We may or may not credit interest at a higher rate. We declare the current interest rate for the Fixed Account periodically. The Fixed Account earns interest daily.

We can change our Fixed Account interest crediting procedures. Currently, all cash value in the Fixed Account on a Policy anniversary earns interest at the declared annual rate in effect on the anniversary until the next Policy anniversary, when it is credited with our current rate. (Although our current practice is to credit your entire Fixed Account cash value on a Policy anniversary with our current annual rate until the next anniversary, we can select any portion, from 0% to 100%, of your Fixed Account cash value on a Policy anniversary to earn interest at our current rate until the next Policy anniversary, unless otherwise required by state law.) Any net premiums allocated or cash value transferred to the Fixed Account on a date other than a Policy anniversary earn interest at our current rate until the next Policy anniversary. The effective interest rate is a weighted average of all the Fixed Account rates for your Policy.

After the Policy has been in force for ten years, if we set an interest rate for the Fixed Account that is higher than 4%, that rate will be increased for the Policy by at least 0.45%.

VALUES AND BENEFITS

Cash value in the Fixed Account increases from net premiums allocated and transfers to the Fixed Account and Fixed Account interest, and decreases from loans, partial surrenders made from the Fixed Account, charges, and transfers from the Fixed Account. We deduct charges from the Fixed Account and the Policy's sub-accounts in proportion to the amount of cash value in each. (See "Monthly Deduction from Cash Value".) A Policy's total cash value includes cash value in the Variable Account, the Fixed Account, and any cash value held in our general account (but outside of the Fixed Account) due to a Policy loan.

Cash value in the Fixed Account is included in the calculation of the Policy's death benefit in the same manner as the cash value in the Variable Account. (See "Death Benefit".)

POLICY TRANSACTIONS

We can restrict allocations and transfers to the Fixed Account if the effective annual rate of interest on the amount would be 4%. Otherwise, the requirements for Fixed Account and Variable Account allocations are the same. (See "Allocation of Net Premiums".)

Except as described below, the Fixed Account has the same rights and limitations about premium allocations, transfers, loans, surrenders and partial surrenders as the Variable Account. (See "Other Policy Features".) The following special rules apply to the Fixed Account.

TRANSFERS FROM THE FIXED ACCOUNT TO THE VARIABLE ACCOUNT ARE ALLOWED ONLY ONCE IN EACH POLICY YEAR. WE PROCESS A TRANSFER FROM THE FIXED ACCOUNT IF WE RECEIVE THE TRANSFER REQUEST WITHIN 30 DAYS AFTER THE POLICY ANNIVERSARY. WE MAKE THE TRANSFER AS OF THE DATE WE RECEIVE THE TRANSFER REQUEST AT OUR HOME OFFICE.

EXCEPT WITH OUR CONSENT, THE AMOUNT OF CASH VALUE YOU MAY TRANSFER FROM THE FIXED ACCOUNT IS LIMITED TO THE GREATER OF 25% OF THE POLICY'S CASH VALUE IN THE FIXED ACCOUNT ON THE TRANSFER DATE OR THE AMOUNT OF CASH VALUE TRANSFERRED FROM THE FIXED ACCOUNT IN THE PRECEDING POLICY YEAR. Regardless of these limits, if a transfer of cash value from the Fixed Account would reduce the remaining cash value in the Fixed Account below $100, you may transfer the entire amount of Fixed Account cash value. The total number of transfers among sub-accounts and from the sub-accounts to the Fixed Account may not exceed four in one Policy year without our consent. We currently do not limit the number of these transfers in a Policy year.

Unless you request otherwise, a Policy loan reduces the Policy's cash value in the sub-accounts and not the Fixed Account. If there is not enough cash value in the Policy's sub-accounts for the loan, we take the balance from the Fixed Account. We allocate all loan repayments first to the outstanding loan balance attributable to the Fixed Account. The amount removed from the Policy's sub-accounts and the Fixed Account as a result of a loan earns interest at an effective rate of at least 4% per year, which we credit annually to the Policy's cash value in the sub-accounts and the Fixed Account in proportion to the Policy's cash value in each on the day it is credited.

Unless you request otherwise, we take partial surrenders only from the Policy's sub-accounts and not the Fixed Account. If there is not enough cash value in the Policy's sub-accounts for the partial surrender, we take the balance from the Fixed Account.

We can delay transfers, surrenders, and Policy loans from the Fixed Account for up to six months (to the extent allowed by state insurance law). We will not delay loans to pay premiums on policies issued by us.

                        NELICO'S DISTRIBUTION AGREEMENT

We sell the Policies through licensed insurance agents. These agents are also registered representatives of New England Securities Corporation ("New England Securities"). New England Securities, a Massachusetts corporation organized in 1968 and an indirect, wholly-owned subsidiary of NELICO, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

New England Securities, 399 Boylston Street, Boston, Massachusetts 02116, also serves as the principal underwriter for the Policies under a Distribution Agreement with NELICO. Under the Distribution Agreement, we pay the following sales expenses: general agent and agency manager's compensation, agents' training allowances, deferred compensation and insurance benefits of agents, general agents and agency managers and advertising expenses and all other expenses of distributing the Policies.

We pay the following commissions and/or service fees to the selling agent: a maximum of 50% of the Target Premium paid in the first Policy year; 5% in Policy years two through ten; and 3% thereafter. Agents receive a commission of 3% of each payment in excess of the Target Premium in any year. Agents may elect to receive commissions equal to a maximum of .16% of cash value, instead of premium-based compensation, beginning in Policy year 11. Agents who meet certain NELICO productivity and persistency standards may be eligible for additional compensation.

New England Securities may enter into selling agreements with other broker-dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable life insurance policies. Under the agreements with those broker-dealers, commissions paid to the broker-dealer on behalf of the registered representative will not exceed
         . We may pay certain broker-dealers an additional bonus after the first Policy year on behalf of certain registered representatives, which may be up to the amount of the basic commission for the particular Policy year. We pay commissions through the registered broker-dealer, and may also pay additional compensation to the broker dealer and/or reimburse it for portions of Policy sales expenses.

                LIMITS TO NELICO'S RIGHT TO CHALLENGE THE POLICY

NOTIFICATION OF FIRST DEATH

Generally, we can challenge the validity of your Policy or a rider during either insured's lifetime for two years (or less, if required by state law) from the date of issue, based on misrepresentations made in the application. We can challenge the portion of the death benefit resulting from an underwritten premium payment for two years (during either insured's lifetime) from the premium payment. However, if either insured dies within two years of the date of issue, we can challenge all or part of the Policy at any time, based on misrepresentations relating to that insured.

You should notify us immediately upon the first death of an insured under the Policy. Even if premiums continue to be paid after the first death, we generally can contest the Policy or limit benefits under the suicide provision (described below) and terminate the Policy at any time, even beyond the two-year period, if we were not notified of a death that occurred during the period of contestability. Policies issued in New York are not contestable after they have been in force for two years during the life of either insured.

MISSTATEMENT OF AGE OR SEX

If either insured's age or sex is misstated in the application, the Policy's death benefit is the amount that the most recent Monthly Deduction which was made would provide, based on the insureds' correct ages and, if the Policy is sex-based, correct sexes.

SUICIDE

If either of the insureds dies by suicide within two years (or less, if required by state law) from the date of issue, the death benefit is limited to premiums paid, less any policy loan balance and partial surrenders (more in some states). The Policy will terminate as of the date of the first death by suicide.

An eligible insured, if age 75 or younger, can request a new single life variable life insurance policy, with the same face amount as the original Policy, within 60 days of the date of the suicide. An eligible insured over age 75 may request a single life ordinary (not variable) life policy. Contact us or your registered representative for more information.

                               TAX CONSIDERATIONS

INTRODUCTION

The following summary provides a general description of the Federal income tax considerations associated with the Policies and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that it is reasonable to conclude that the Policies will satisfy the applicable requirements. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of a Policy Owner to allocate payments and cash values, have not been explicitly addressed in published rulings. While we believe that the Policies do not give Policy Owners investment control over Variable Account assets, we reserve the right to modify the Policies as necessary to prevent a Policy Owner from being treated as the owner of the Variable Account assets supporting the Policies.

In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Eligible Funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. We believe that the death benefit under a Policy should be excludible from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or beneficiary. A tax advisor should be consulted on these consequences.

Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable income tax treatment than other life insurance contracts. In general a Policy will be classified as a Modified Endowment Contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy at any time below the lowest level of death benefit provided during the first seven Policy years, for example, as a result of a partial surrender, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy years. To prevent your Policy from becoming a Modified Endowment Contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT
CONTRACTS. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

        (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a Modified Endowment Contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

        (2) Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

        (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary or designated beneficiary.

DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Policy Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

Although the issue is not free from doubt, we believe that a loan from or secured by a Policy that is not classified as a Modified Endowment Contract should generally not be treated as a taxable distribution. A tax adviser should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate Premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

POLICY LOANS. In general, interest on a Policy loan will not be deductible. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by NELICO (or its affiliates) to the same Policy Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

TAX TREATMENT OF POLICY SPLIT. The policy split rider permits a Policy to be split into two individual Policies. It is not clear whether exercising the policy split rider will be treated as a taxable transaction or whether the individual Policies that result would be classified as Modified Endowment Contracts. A competent tax advisor should be consulted before exercising the policy split rider.

OTHER POLICY OWNER TAX MATTERS. Federal and state estate, inheritance, transfer, and other tax consequences depend on the individual circumstances of each Policy Owner or beneficiary.

The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's 100th year.

The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Policy Owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. We report this cost (generally referred to as the "P.S. 58" cost) to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

We believe that Policies subject to Puerto Rican tax law will generally receive treatment similar, with certain modifications, to that described above. Among other differences, Policies governed by Puerto Rican tax law are not currently subject to the rules described above regarding Modified Endowment Contracts. You should consult your tax adviser with respect to Puerto Rican tax law governing the Policies.

POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

NELICO'S INCOME TAXES

Under current Federal income tax law NELICO is not taxed on the Variable Account's operations. Thus, currently we do not deduct a charge from the Variable Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Variable Account for any future Federal income taxes we may incur.

Under current laws we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

                                   MANAGEMENT

The directors and executive officers of NELICO and their principal business experience during the past five years are:

                              DIRECTORS OF NELICO

        NAME AND PRINCIPAL                           PRINCIPAL BUSINESS EXPERIENCE
         BUSINESS ADDRESS                              DURING THE PAST FIVE YEARS
        ------------------                           -----------------------------
James M. Benson...................    Chairman, President and Chief Executive Officer of NELICO
                                      since 1998 and President, Individual Business of
                                        Metropolitan Life Insurance Company since 1999; formerly,
                                        Director, President and Chief Operating Officer 1997-1998
                                        of NELICO; President and Chief Executive Officer 1996-1997
                                        of Equitable Life Assurance Society; President and Chief
                                        Operating Officer 1996-1997 of Equitable Companies, Inc.;
                                        President and Chief Operating Officer 1994-1996 of
                                        Equitable Life Assurance Society.
Robert H. Benmosche...............    Director of NELICO since 1998 and Chairman, President and
  Metropolitan Life Insurance Co.     Chief Executive Officer of Metropolitan Life Insurance
  One Madison Avenue                    Company since 1998; formerly, Director, President and
  New York, New York 10010              Chief Operating Officer 1997-1998; Executive Vice
                                        President 1995-1997 of Metropolitan Life; Executive Vice
                                        President 1989-1995 of Paine Webber.
Susan C. Crampton.................    Director of NELICO since 1996 and serves as Principal of The
  6 Tarbox Road                       Vermont Partnership, a business consulting firm located in
  Jericho, VT 05465                     Jericho, Vermont since 1989; formerly, Director 1989-1996
                                        of New England Mutual.
Edward A. Fox.....................    Director of NELICO since 1996 and Chairman of the Board of
  RR Box 67-15                        SLM Holdings since 1997; formerly, Director 1994-1996 of New
  Harborside, ME 04642                  England Mutual.
George J. Goodman.................    Director of NELICO since 1996 and author, television
  Adam Smith's Global Television      journalist, and editor.
  50th Floor, Craig Drill Capital
  General Motors Building
  767 Fifth Street
  New York, NY 10153
Dr. Evelyn E. Handler.............    Director of NELICO since 1996 and President of Merrimack
  Ten Sterling Place                  Higher Education Associates, Inc. since 1998; formerly
  Bow, NH 03304                         Director 1987-1996 of New England Mutual and Executive
                                        Director and Chief Executive Officer 1994-1997 of the
                                        California Academy of Sciences.
Philip K. Howard, Esq.............    Director of NELICO since 1996 and Partner of the law firm of
  Howard, Smith & Levin LLP           Howard, Smith & Levin LLP in New York City.
  1330 Avenue of the Americas
  New York, NY 10019
Bernard A. Leventhal..............    Director of NELICO since 1996; formerly, Vice Chairman of
  Burlington Industries               the Board of Directors 1995-1998 of Burlington Industries,
  1345 Avenue of the Americas           Inc.; Director and Executive Vice President 1993-1995 of
  New York, NY 10105                    Burlington Menswear Division.
Thomas J. May.....................    Director of NELICO since 1996 and Chairman, President and
  Boston Edison Company               Chief Executive Officer of Boston Edison Company since 1994;
  800 Boylston Street                   formerly, Director 1994-1996 of New England Mutual.
  Boston, MA 02199
Stewart G. Nagler.................    Director of NELICO since 1996 and Vice Chairman of Board and
  Metropolitan Life Insurance Co.     Chief Financial Officer of Metropolitan Life Insurance
  One Madison Avenue                    Company since 1998; formerly, Senior Executive Vice
  New York, NY 10010                    President and Chief Financial Officer 1986-1998 of
                                        Metropolitan Life Insurance Company.

        NAME AND PRINCIPAL                           PRINCIPAL BUSINESS EXPERIENCE
         BUSINESS ADDRESS                              DURING THE PAST FIVE YEARS
        ------------------                           -----------------------------
Catherine A. Rein.................    Director of NELICO since 1998 and President and Chief
  Metropolitan Property and           Executive Officer of Metropolitan Property and Casualty
  Casualty Insurance Company            Insurance Company since 1999; formerly, Senior Executive
  700 Quaker Lane                       Vice President 1998-1999; Executive Vice President
  Warwick, RI 02887                     1989-1998 of Metropolitan Life Insurance Company.
Rand N. Stowell...................    Director of NELICO since 1996 and President of United Timber
  P.O. Box 60                         Corp. of Weld, Maine; formerly, Director 1990-1996 of New
  Weld, ME 04285                        England Mutual.
Alexander B. Trowbridge...........    Director of NELICO since 1996 and President of Trowbridge
  Trowbridge Partners Inc.            Partners, Inc. in Washington, DC; formerly, Director
  1317 F Street, NW, Suite 500          1983-1996 of New England Mutual.
  Washington, D.C. 20004

                          EXECUTIVE OFFICERS OF NELICO
                              OTHER THAN DIRECTORS

                                                     PRINCIPAL BUSINESS EXPERIENCE
               NAME                                    DURING THE PAST FIVE YEARS
               ----                                  -----------------------------
James M. Benson...................    See Directors above.
David W. Allen....................    Senior Vice President of NELICO since 1996; formerly, Senior
                                      Vice President 1994-1996 of New England Mutual.
A. Frank Beaz.....................    Executive Vice President of NELICO since 1999; formerly,
                                      Senior Vice President 1998-1999 of NELICO; Chief
                                        Administrative Officer and Senior Vice President 1997-1998
                                        of Equitable Distributors and Senior Vice President
                                        1994-1997 of the Equitable Life Insurance Companies.
Pauline V. Belisle................    Senior Vice President of NELICO since 1996; formerly, Senior
                                      Vice President 1994-1996 of New England Mutual.
Mary Ann Brown....................    President, New England Products and Services (a business
                                      unit of NELICO) since 1998; formerly, Director, Worldwide
                                        Life Insurance 1997-1998 of Swiss Reinsurance New Markets;
                                        President & Chief Executive Officer 1996-1998 of Atlantic
                                        International Reinsurance Company; Executive Vice
                                        President 1996-1997 of Swiss Re Atrium and Swiss Re
                                        Services and Principal 1987-1996 of Tillinghast/ Towers
                                        Perrin.
Anthony J. Candito................    President, NEF Information Services (a business unit of
                                      NELICO) and Chief Information Officer since 1998; formerly,
                                        Senior Vice President 1996-1998 of NELICO; Senior Vice
                                        President 1995-1996 and Vice President 1994-1995 of New
                                        England Mutual.
Anne Marie Faria..................    Senior Vice President of NELICO since 1996; formerly, Vice
                                      President 1990-1996 of New England Mutual.
Thom A. Faria.....................    President, Career Agency System (a business unit of NELICO)
                                      since 1996; formerly, Executive Vice President in 1996,
                                        Senior Vice President 1993-1996 of New England Mutual.
Anne M. Goggin....................    Senior Vice President and Associate General Counsel of
                                      NELICO since 1997; formerly, Vice President and Counsel of
                                        NELICO in 1996, Vice President and Counsel 1994-1996 of
                                        New England Mutual.
Daniel D. Jordan..................    Second Vice President, Counsel, Secretary and Clerk since
                                      1996; formerly, Counsel and Assistant Secretary 1990-1996 of
                                        New England Mutual.
Alan C. Leland, Jr................    Senior Vice President of NELICO since 1996; formerly, Vice
                                      President 1984-1996 of New England Mutual.
George J. Maloof..................    Senior Vice President of NELICO since 1996; formerly, Vice
                                      President 1991-1996 of New England Mutual.
Kenneth D. Martinelli.............    Senior Vice President of NELICO since 1999; formerly, Vice
                                      President 1997-1999 of NELICO and Vice President 1994-1997
                                        of The Equitable Life Assurance Company.
Thomas W. McConnell...............    Senior Vice President of NELICO since 1996 and Director,
                                      Chief Executive Officer and President of New England
                                        Securities Corporation since 1993.
Hugh C. McHaffie..................    Senior Vice President of NELICO since 1999; formerly, Vice
                                      President 1994-1999 of Manufacturers Life Insurance Company
                                        of North America.

                                                     PRINCIPAL BUSINESS EXPERIENCE
               NAME                                    DURING THE PAST FIVE YEARS
               ----                                  -----------------------------
Stephen J. McLaughlin.............    Senior Vice President of NELICO since 1999; formerly, Vice
                                      President 1996-1999 of NELICO and Vice President 1994-1996
                                        of New England Mutual.
Thomas W. Moore...................    Senior Vice President of NELICO since 1996; formerly, Vice
                                      President 1990-1996 of New England Mutual.
Richard A. Robinson...............    Second Vice President and chief accounting officer of NELICO since 1998; formerly, Second Vice President 1997-1998 of
                                        NELICO; Manager of Life Insurance Accounting 1994-1997 of
                                        Liberty Life Assurance Company.
David Y. Rogers...................    Executive Vice President and Chief Financial Officer of
                                      NELICO since 1999; formerly, Partner, Actuarial Consulting
                                        1992-1999 of Price Waterhouse Coopers LLP.
John G. Small, Jr.................    President, New England Services (a business unit of NELICO)
                                      since 1997; formerly, Senior Vice President 1996-1997 of
                                        NELICO and Senior Vice President 1990-1996 of New England
                                        Mutual.
H. James Wilson...................    Executive Vice President and General Counsel of NELICO since
                                      1996; formerly, Executive Vice President and General Counsel
                                        1993-1996 of New England Mutual.
John W. Wright....................    President, New England Financial Employee Benefits Group (a
                                      business unit of NELICO) since 1996; formerly, President
                                        1993-1996 of New England Employee Benefits Group (a
                                        business unit of New England Mutual).

The principal business address for each of the directors and officers is the same as NELICO's except where indicated.

Like all financial services providers, we utilize systems that may be affected by Year 2000 transition issues and we rely on a number of third parties, including banks and investment managers, that also may be affected. We and our affiliates have developed, and are in the process of implementing, a Year 2000 transition plan. We are also confirming that service providers are also so engaged. The resources being devoted to this effort are substantial. We cannot predict whether the resources being devoted, or the outcome of these efforts, will have any negative impact. If we or our service providers or the Eligible Funds are not successful in the Year 2000 transition, computer systems could fail or erroneous results or delays could occur when processing information after December 31, 1999. However, as of the date of this prospectus, we do not anticipate that you will experience negative effects on your investment, or on the Policy services provided, as a result of Year 2000 transition implementation. Currently we have converted our systems to be Year 2000 compliant and are conducting systems testing and compliance verification. Service providers may not have anticipated every step necessary to avoid any adverse effect on the Variable Account attributable to Year 2000 transition.

                                 VOTING RIGHTS

We own the Eligible Fund shares held in the Variable Account and vote those shares at meetings of the Eligible Fund shareholders. Under Federal securities law, you currently have the right to instruct us how to vote shares that are attributable to your Policy.

Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies are determined as of the meeting record date. If we do not receive timely instructions, we will vote shares in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote for, against, or withhold votes on a proposition, bears to
(ii) the total cash value in that sub-account for all policies for which we receive voting instructions. No voting privileges apply to the Fixed Account or to cash value removed from the Variable Account due to a Policy loan.

We will vote all Eligible Fund shares held by our general account (or any unregistered separate account for which voting privileges were not extended) in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

The Eligible Funds' Boards of Trustees monitor events to identify conflicts that may arise from the sale of Eligible Fund shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies. Conflicts could result from changes in state insurance law or Federal income tax law, changes in investment management of an Eligible Fund, or differences in voting instructions given by variable life and variable annuity contract owners. If there is a material conflict, the Board of Trustees will determine what action should be taken, including the removal of the affected sub-accounts from the Eligible Fund(s), if necessary. If we believe any Eligible Fund action is insufficient, we will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that we may be unable to remedy.

We may disregard voting instructions for changes in the investment policy, investment adviser or principal underwriter of an Eligible Fund portfolio if required by state insurance law, or if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is prohibited by state authorities or inconsistent with a sub-account's investment objectives. If we do disregard voting instructions, the next annual report to Policy Owners will include a summary of that action and the reasons for it.

                           RIGHTS RESERVED BY NELICO

We and our affiliates may change the voting procedures described above, and vote Eligible Fund shares without Policy Owner instructions, if the securities laws change. We also reserve the right: (1) to add sub-accounts; (2) to combine sub-accounts; (3) to invest sub-account assets as a substitute for Eligible Fund shares, to close a sub-account, or to transfer assets to our general account as permitted by applicable law; (4) to operate the Variable Account as a management investment company under the Investment Company Act of 1940 or in any other form; and (5) to deregister the Variable Account under the Investment Company Act of 1940. We will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. We will notify you if exercise of any of these rights would result in a material change in the Variable Account or its investments.

                               TOLL-FREE NUMBERS

For information about historical values of the Variable Account sub-accounts, call 1-800-333-2501.

For sub-account transfers, premium reallocations, or Statements of Additional Information for the Eligible Funds, call 1-800-200-2214.

You may also call our Client TeleService Center at 1-800-388-4000 to request current information about your Policy values, to change or update Policy information such as your address, billing mode, beneficiary or ownership, or to request Policy loans of less than $25,000. Requests must be in writing if the Policy is owned by a corporation or a pension trust.

For all other Policy changes, please contact your registered representative.

                                    REPORTS

We will send you an annual statement showing your Policy's death benefit, cash value and any outstanding Policy loan principal. We will also confirm Policy loans, sub-account transfers, lapses, surrenders and other Policy transactions when they occur.

You will be sent semiannual reports containing the financial statements of the Variable Account and the Eligible Funds.

                             ADVERTISING PRACTICES

Professional organizations may endorse the Policies. We may use such endorsements in Policy sales material. We may pay the professional organization for the use of its customer or mailing lists to distribute Policy promotional materials. An endorsement by a third party does not predict the future performance of the Policies.

Articles discussing the Variable Account's investment performance, rankings and other characteristics may appear in publications. Some or all of these publishers or ranking services (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) may publish their own rankings or performance reviews of variable contract separate accounts, including the Variable Account. We may use references to, or reprints of such articles or rankings as sales material and may include rankings that indicate the names of other variable contract separate accounts and their investment experience.

Publications may use articles and releases, developed by NELICO, the Eligible Funds and other parties, about the Variable Account or the Eligible Funds. We may use references to or reprints of such articles in sales material for the Policies or the Variable Account. Such literature may refer to personnel of the advisers, who have portfolio management responsibility, and their investment style, and include excerpts from media articles.

We are a member of the Insurance Marketplace Standards Association ("IMSA"), and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

Policy sales material may refer to historical, current and prospective economic trends. In addition, sales material may discuss topics of general investor interest for the benefit of registered representatives and prospective Policy Owners. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                                 LEGAL MATTERS

Legal matters in connection with the Policies described in this prospectus have been passed on by H. James Wilson, General Counsel of NELICO. Sutherland Asbill & Brennan LLP, of Washington, D.C., has provided advice on certain matters relating to the Federal securities laws.

                             REGISTRATION STATEMENT

This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

                                    EXPERTS

The financial statements of New England Variable Life Separate Account of New England Life Insurance Company ("NELICO") and the consolidated financial statements of NELICO and subsidiaries included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Rodney J. Chandler, F.S.A., M.A.A.A., Second Vice President and Actuary of NELICO, as stated in his opinion filed as an exhibit to the Registration Statement.

                                   APPENDIX A

                        ILLUSTRATIONS OF DEATH BENEFITS,
        CASH VALUES, NET CASH VALUES AND ACCUMULATED SCHEDULED PREMIUMS

The tables in Appendix A illustrate the way the Policies work. They show how the death benefit, net cash value and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after tax annual rates of 0%, 6% and 12%. The tables are based on face amounts of $250,000 and $1,000,000 and the Option 1 death benefit for a male and a female, both aged 55. The insureds are each assumed to be in the nonsmoker aggregate risk classification for the $250,000 face amount and the nonsmoker preferred risk classification for the $1,000,000 face amount. The Tables assume no rider benefits. Values are first given based on current mortality and other Policy charges and then based on guaranteed mortality and other Policy charges.

The illustrated death benefits, net cash values and cash values for a Policy would be different, either higher or lower, from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average during the period, if premiums were paid in other amounts or at other than annual intervals. They would also be different depending on the allocation of cash value among the Variable Account's sub-accounts, if the actual gross rate of return for all sub-accounts averaged 0%, 6% or 12%, but varied above or below that average for individual sub-accounts. They would also differ if a Policy loan or partial surrender were made during the period of time illustrated, if either or both insureds were in another risk classification, or if the Policies were issued at unisex rates. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown on particular illustrations even if the average rate of return is achieved.

The death benefits, net cash values and cash values shown in the tables reflect:
(i) deductions from premiums for the sales charge and state and federal premium tax charge; and (ii) a Monthly Deduction (consisting of a Policy fee, a mortality and expense risk charge, an administrative charge, and a charge for the cost of insurance) from the cash value on the first day of each Policy month. The net cash values reflect a Surrender Charge that is deducted from the cash value upon surrender, face reduction or lapse during the first 15 Policy years. (See "Charges and Expenses".) The illustrations reflect an average of the investment advisory fees and operating expenses of the Eligible Funds, at an annual rate of .76% of the average daily net assets of the Eligible Funds. This average reflects voluntary expense cap and expense deferral arrangements between New England Investment Management and the Zenith Fund that New England Investment Management could terminate at any time.

Taking account of the average investment advisory fee and operating expenses of the Eligible Funds, the gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.76%, 5.20%, and 11.15%, respectively.

The second column of each table shows the amount which would accumulate if an amount equal to the annual premium were invested to earn interest, after taxes, of 5% per year, compounded annually.

The internal rate of return on net cash value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the net cash value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. The internal rate of return is compounded annually, and the premiums are assumed to be paid at the beginning of each Policy year.

If you request, we will furnish a personalized illustration reflecting the proposed insureds' age, sex, underwriting classification, and the death benefit option and face amount or premium payment schedule requested. Where applicable, we will also furnish on request an illustration for a Policy which is not affected by the sex of the insureds.

                       MALE AND FEMALE BOTH ISSUE AGE 55
      $         ANNUAL PREMIUM FOR NON-SMOKER AGGREGATE UNDERWRITING RISK
                              $250,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                               DEATH BENEFIT                   NET CASH VALUE                    CASH VALUE
          PREMIUMS         ASSUMING HYPOTHETICAL            ASSUMING HYPOTHETICAL           ASSUMING HYPOTHETICAL
         ACCUMULATED            GROSS ANNUAL                    GROSS ANNUAL                    GROSS ANNUAL
END OF      AT 5%            RATE OF RETURN OF                RATE OF RETURN OF               RATE OF RETURN OF
POLICY    INTEREST     ------------------------------   -----------------------------   -----------------------------
 YEAR     PER YEAR        0%         6%        12%        0%         6%        12%        0%         6%        12%
------   -----------      --         --        ---        --         --        ---        --         --        ---
   1     $
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35

          INTERNAL RATE OF RETURN       INTERNAL RATE OF RETURN
             ON NET CASH VALUE              ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS   ASSUMING HYPOTHETICAL GROSS
END OF   ANNUAL RATE OF RETURN OF       ANNUAL RATE OF RETURN OF
POLICY  ---------------------------   ----------------------------
 YEAR     0%        6%        12%        0%        6%        12%
------    --        --        ---        --        --        ---
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       MALE AND FEMALE BOTH ISSUE AGE 55
         $    ANNUAL PREMIUM FOR NON-SMOKER AGGREGATE UNDERWRITING RISK
                              $250,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT

            THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                               DEATH BENEFIT                   NET CASH VALUE                    CASH VALUE
          PREMIUMS         ASSUMING HYPOTHETICAL            ASSUMING HYPOTHETICAL           ASSUMING HYPOTHETICAL
         ACCUMULATED            GROSS ANNUAL                    GROSS ANNUAL                    GROSS ANNUAL
END OF      AT 5%            RATE OF RETURN OF                RATE OF RETURN OF               RATE OF RETURN OF
POLICY    INTEREST     ------------------------------   -----------------------------   -----------------------------
 YEAR     PER YEAR        0%         6%        12%        0%         6%        12%        0%         6%        12%
------   -----------      --         --        ---        --         --        ---        --         --        ---
   1
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35

          INTERNAL RATE OF RETURN       INTERNAL RATE OF RETURN
             ON NET CASH VALUE              ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS   ASSUMING HYPOTHETICAL GROSS
END OF   ANNUAL RATE OF RETURN OF       ANNUAL RATE OF RETURN OF
POLICY  ---------------------------   ----------------------------
 YEAR     0%        6%        12%        0%        6%        12%
------    --        --        ---        --        --        ---
   1          %         %         %           %         %         %
   2
   3
   4
   5
   6
   7
   8
   9
  10
  15
  20
  25
  30
  35

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       MALE AND FEMALE BOTH ISSUE AGE 55
         $    ANNUAL PREMIUM FOR NON-SMOKER PREFERRED UNDERWRITING RISK
                             $1,000,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.

                               DEATH BENEFIT                   NET CASH VALUE                    CASH VALUE
          PREMIUMS         ASSUMING HYPOTHETICAL            ASSUMING HYPOTHETICAL           ASSUMING HYPOTHETICAL
         ACCUMULATED            GROSS ANNUAL                    GROSS ANNUAL                    GROSS ANNUAL
END OF      AT 5%            RATE OF RETURN OF                RATE OF RETURN OF               RATE OF RETURN OF
POLICY    INTEREST     ------------------------------   -----------------------------   -----------------------------
 YEAR     PER YEAR        0%         6%        12%        0%         6%        12%        0%         6%        12%
------   -----------      --         --        ---        --         --        ---        --         --        ---
1...
 2..
 3..
 4..
 5..
 6..
 7..
 8..
 9..
10..
15..
20..
25..
30..
35..

          INTERNAL RATE OF RETURN        INTERNAL RATE OF RETURN
             ON NET CASH VALUE               ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS    ASSUMING HYPOTHETICAL GROSS
END OF   ANNUAL RATE OF RETURN OF        ANNUAL RATE OF RETURN OF
POLICY  ---------------------------   ------------------------------
 YEAR     0%        6%        12%        0%         6%        12%
------    --        --        ---        --         --        ---
1...          %         %         %           %          %          %
 2..
 3..
 4..
 5..
 6..
 7..
 8..
 9..
10..
15..
20..
25..
30..
35..

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       MALE AND FEMALE BOTH ISSUE AGE 55
         $    ANNUAL PREMIUM FOR NON-SMOKER PREFERRED UNDERWRITING RISK
                             $1,000,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT

            THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.

                               DEATH BENEFIT                   NET CASH VALUE                    CASH VALUE
          PREMIUMS         ASSUMING HYPOTHETICAL            ASSUMING HYPOTHETICAL           ASSUMING HYPOTHETICAL
         ACCUMULATED            GROSS ANNUAL                    GROSS ANNUAL                    GROSS ANNUAL
END OF      AT 5%            RATE OF RETURN OF                RATE OF RETURN OF               RATE OF RETURN OF
POLICY    INTEREST     ------------------------------   -----------------------------   -----------------------------
 YEAR     PER YEAR        0%         6%        12%        0%         6%        12%        0%         6%        12%
------   -----------      --         --        ---        --         --        ---        --         --        ---
1...     $
 2..
 3..
 4..
 5..
 6..
 7..
 8..
 9..
10..
15..
20..
25..
30..
35..

          INTERNAL RATE OF RETURN        INTERNAL RATE OF RETURN
             ON NET CASH VALUE               ON DEATH BENEFIT
        ASSUMING HYPOTHETICAL GROSS    ASSUMING HYPOTHETICAL GROSS
END OF   ANNUAL RATE OF RETURN OF        ANNUAL RATE OF RETURN OF
POLICY  ---------------------------   ------------------------------
 YEAR     0%        6%        12%        0%         6%        12%
------    --        --        ---        --         --        ---
1...          %         %         %           %          %          %
 2..
 3..
 4..
 5..
 6..
 7..
 8..
 9..
10..
15..
20..
25..
30..
35..

IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S SUB-ACCOUNTS. THE DEATH BENEFIT, CASH VALUE AND NET CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN WERE MADE DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY NELICO OR THE ELIGIBLE FUNDS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX B

                       INVESTMENT EXPERIENCE INFORMATION

This Appendix gives hypothetical illustrations of the Variable Account's and the Policy's investment experience based on the historical investment experience of the Eligible Funds. It does not predict future performance.

The Policies became available January, 1994. The Zenith Fund and the Variable Account commenced operations on August 26, 1983. The Westpeak Stock Index and Back Bay Advisors Managed Series of the Zenith Fund commenced operations on May 1, 1987. The Westpeak Growth and Income Series and Goldman Sachs Midcap Value Series of the Zenith Fund commenced operations on April 30, 1993. The Loomis Sayles Small Cap Series commenced operations on May 2, 1994 and was made available under the Policies on December 19, 1994. The remaining Zenith Fund series shown in this Appendix commenced operations on October 31, 1994 and were made available under the Policies in May 1996. The VIP Equity-Income Portfolio and VIP Overseas Portfolio commenced operations on October 9, 1986 and January 28, 1987, respectively. The VIP High Income Portfolio and the VIP II Asset Manager Portfolio commenced operations on September 19, 1985 and September 6, 1989, respectively, and were added as investment options on December 19, 1994.

We base the illustrations on the actual investment experience of the relevant Eligible Funds for the periods shown (net of actual charges and expenses incurred by the Eligible Funds). The illustrations assume that premiums are paid at the beginning of each year and that no loans, transfers or other Policy Owner transactions were made during the periods shown.

Many factors other than investment experience affect Policy values and benefits. These investment experience figures do not reflect the charges deducted from premiums and Monthly Deductions from the cash value. (See "Charges and Expenses".)

NET RATES OF RETURN

The annual net rate is the effective earnings rate at which the investment sub-accounts increased or decreased over a one year period, based on the investment experience of the relevant Eligible Funds. The rate is calculated by taking the difference between the sub-accounts' ending values and beginning values of the period and dividing it by the beginning values of the period.

The effective annual net rate of return since inception is the annualized effective interest rate at which the sub-accounts increased or decreased since the inception dates of the sub-accounts. For each sub-account, we calculate the rate by taking the difference between the sub-account's ending value and the value on the date of its inception and dividing it by the value on the date of inception. This result is the total net rate of return since inception ("Total Return"). The effective annual net rate of return is the rate which, if compounded annually, would equal the total net rate of return since inception.

                      SUB-ACCOUNT INVESTING IN ZENITH FUND

                                                                ANNUAL NET RATE OF RETURN
                       -----------------------------------------------------------------------------------------------------------
                                                                        FOR ONE YEAR ENDING
SUB-ACCOUNT                       ------------------------------------------------------------------------------------------------
-----------            8/26/83-
                       12/31/83   12/31/84   12/31/85   12/31/86   12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92
                       --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
Capital Growth*......
Bond Income..........
Money Market.........

                                          ANNUAL NET RATE OF RETURN
                       ---------------------------------------------------------------
                                             FOR ONE YEAR ENDING                                    8/26/83-   8/26/83-
SUB-ACCOUNT            ---------------------------------------------------------------              12/31/98   12/31/98
-----------                                                                                          TOTAL     EFFECTIVE
                       12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98               RETURN     ANNUAL
                       --------   --------   --------   --------   --------   --------              --------   ---------
Capital Growth*......
Bond Income..........
Money Market.........

                                                                      ANNUAL NET RATE OF RETURN
                                   ------------------------------------------------------------------------------------------------
                                                                               FOR ONE YEAR ENDING
SUB-ACCOUNT                                   -------------------------------------------------------------------------------------
-----------                        5/1/87-
                                   12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
Stock Index......................
Managed..........................

                                     ANNUAL NET RATE OF RETURN
                                   ------------------------------
                                        FOR ONE YEAR ENDING                    5/1/87-     5/1/87-
SUB-ACCOUNT                        ------------------------------              12/31/98   12/31/98
-----------                                                                     TOTAL     EFFECTIVE
                                   12/31/96   12/31/97   12/31/98               RETURN     ANNUAL
                                   --------   --------   --------              --------   ---------
Stock Index......................
Managed..........................

                                                   ANNUAL NET RATE OF RETURN
                                ---------------------------------------------------------------
                                                           FOR ONE YEAR ENDING                               4/30/93-   4/30/93-
SUB-ACCOUNT                                ----------------------------------------------------              12/31/98   12/31/98
-----------                     4/30/93-                                                                      TOTAL     EFFECTIVE
                                12/31/93   12/31/94   12/31/95   12/31/96   12/31/97   12/31/98               RETURN     ANNUAL
                                --------   --------   --------   --------   --------   --------              --------   ---------
Growth and Income.............
Midcap Value**................

                                                        ANNUAL NET RATE OF RETURN
                                           ----------------------------------------------------
                                                                 FOR ONE YEAR ENDING                         5/2/94-     5/2/94-
SUB-ACCOUNT                                           -----------------------------------------              12/31/98   12/31/98
-----------                                5/2/94-                                                            TOTAL     EFFECTIVE
                                           12/31/94   12/31/95   12/31/96   12/31/97   12/31/98               RETURN     ANNUAL
                                           --------   --------   --------   --------   --------              --------   ---------
Small Cap................................

                                                       ANNUAL NET RATE OF RETURN
                                         -----------------------------------------------------
                                                                FOR ONE YEAR ENDING                         10/31/94-   10/31/94-
SUB-ACCOUNT                                          -----------------------------------------              12/31/98    12/31/98
-----------                              10/31/94-                                                            TOTAL     EFFECTIVE
                                         12/31/94    12/31/95   12/31/96   12/31/97   12/31/98               RETURN      ANNUAL
                                         ---------   --------   --------   --------   --------              ---------   ---------
Equity Growth..........................
Balanced...............................
Venture Value..........................
International Magnum Equity***.........

------------
* Rates of return reflect the Capital Growth Series' former investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.

** The Goldman Sachs Midcap Value Series' Sub-adviser was Loomis Sayles until May 1, 1998, when Goldman Sachs Asset Management became the sub-adviser. Rates of return reflect the Series' former investment advisory fee of .70% of average daily net assets for the period through April 30, 1998 and .75% thereafter.

*** The Morgan Stanley International Magnum Equity Series' sub-adviser was
    Draycott Partners until May 1, 1997, when Morgan Stanley Dean Witter Investment Management became sub-adviser.

                         SUB-ACCOUNTS INVESTING IN VIP

                                                                      ANNUAL NET RATE OF RETURN
                                   ------------------------------------------------------------------------------------------------
                                                                               FOR ONE YEAR ENDING
SUB-ACCOUNT                                   -------------------------------------------------------------------------------------
-----------                        10/9/86-
                                   12/31/86   12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
Equity-Income....................

                                           ANNUAL NET RATE OF RETURN
                                   -----------------------------------------
                                              FOR ONE YEAR ENDING                         10/9/86-   10/9/86-
SUB-ACCOUNT                        -----------------------------------------              12/31/98   12/31/98
-----------                                                                                TOTAL     EFFECTIVE
                                   12/31/95   12/31/96   12/31/97   12/31/98               RETURN     ANNUAL
                                   --------   --------   --------   --------              --------   ---------
Equity-Income....................

                                                                      ANNUAL NET RATE OF RETURN
                                   ------------------------------------------------------------------------------------------------
                                                                               FOR ONE YEAR ENDING
                                              -------------------------------------------------------------------------------------
                                   1/28/87-
                                   12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95
                                   --------   --------   --------   --------   --------   --------   --------   --------   --------
Overseas.........................

                                     ANNUAL NET RATE OF RETURN
                                   ------------------------------
                                        FOR ONE YEAR ENDING                    1/28/87-   1/28/87-
                                   ------------------------------              12/31/98   12/31/98
                                                                                TOTAL     EFFECTIVE
                                   12/31/96   12/31/97   12/31/98               RETURN     ANNUAL
                                   --------   --------   --------              --------   ---------
Overseas.........................

                                                                ANNUAL RATE OF RETURN
                           ------------------------------------------------------------------------------------------------
                                                                       FOR ONE YEAR ENDING
SUB-ACCOUNT                           -------------------------------------------------------------------------------------
-----------                9/19/85-
                           12/31/85   12/31/86   12/31/87   12/31/88   12/31/89   12/31/90   12/31/91   12/31/92   12/31/93
                           --------   --------   --------   --------   --------   --------   --------   --------   --------
High Income..............

                                          ANNUAL RATE OF RETURN
                           ----------------------------------------------------
                                           FOR ONE YEAR ENDING                               9/19/85-   9/19/85-
SUB-ACCOUNT                ----------------------------------------------------              12/31/98   12/31/98
-----------                                                                                   TOTAL     EFFECTIVE
                           12/31/94   12/31/95   12/31/96   12/31/97   12/31/98               RETURN     ANNUAL
                           --------   --------   --------   --------   --------              --------   ---------
High Income..............

                        SUB-ACCOUNT INVESTING IN VIP II

                                                            ANNUAL NET RATE OF RETURN
                                    --------------------------------------------------------------------------
                                                                     FOR ONE YEAR ENDING
                                               ---------------------------------------------------------------
                                    9/6/89-
SUB-ACCOUNT                         12/31/89   12/31/90   12/31/91   12/31/92   12/31/93   12/31/94   12/31/95
-----------                         --------   --------   --------   --------   --------   --------   --------
Asset Manager.....................

                                      ANNUAL NET RATE OF RETURN
                                    ------------------------------
                                         FOR ONE YEAR ENDING                    9/6/89-     9/6/89-
                                    ------------------------------              12/31/98   12/31/98
                                                                                 TOTAL     EFFECTIVE
SUB-ACCOUNT                         12/31/96   12/31/97   12/31/98               RETURN     ANNUAL
-----------                         --------   --------   --------              --------   ---------
Asset Manager.....................

POLICY PERFORMANCE

The material below assumes a Policy was issued with (i) a $250,000 face amount
and (ii) a $1 million face amount and annual premiums of (i) $     and (ii)
$    paid on August 26 of each year (May 1 in the case of the Zenith Stock Index and Managed Sub-Accounts; May 2 in the case of the Zenith Small Cap Sub-Account; October 31 in the case of the Zenith Balanced, Zenith International Magnum Equity, Zenith Venture Value and Zenith Equity Growth Sub-Accounts; October 9 in the case of the Equity-Income Sub-Account, January 28 in the case of the Oversees Sub-Account; April 30 in the case of the Zenith Growth and Income and Zenith Midcap Value Sub-Accounts; September 19 in the case of the High Income Sub-Account; September 6 in the case of the Asset Manager Sub-Account), to a male and a female, both age 55 in (i) the nonsmoker aggregate risk category and
(ii) the nonsmoker preferred risk category. Both examples show an Option 1 death benefit. The death benefits, cash values and internal rates of return assume in each instance that the entire Policy value was invested in the particular sub-account for the period shown. These illustrations of policy investment experience also reflect all Policy charges based on NELICO's current rates. (See Appendix A for the definition of the internal rate of return.)

                              $250,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT
                              NONSMOKER AGGREGATE

ZENITH CAPITAL GROWTH SUB-ACCOUNT*

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
August 26, 1983..........  $                                                                    --               --
December 31, 1983........                                                                         %              --
December 31, 1984........                                                                                          %
December 31, 1985........
December 31, 1986........
December 31, 1987........
December 31, 1988........
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

ZENITH BOND INCOME SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
August 26, 1983..........  $                                                                    --               --
December 31, 1983........                                                                         %              --
December 31, 1984........                                                                                          %
December 31, 1985........
December 31, 1986........
December 31, 1987........
December 31, 1988........
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

ZENITH MONEY MARKET SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
August 26, 1983..........  $                                                                    --               --
December 31, 1983........                                                                         %              --
December 31, 1984........                                                                                          %
December 31, 1985........
December 31, 1986........
December 31, 1987........
December 31, 1988........
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

ZENITH STOCK INDEX SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
May 1, 1987..............  $                                                                    --               --
December 31, 1987........                                                                         %              --
December 31, 1988........                                                                                          %
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

ZENITH MANAGED SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
May 1, 1987..............  $                                                                    --               --
December 31, 1987........                                                                         %              --
December 31, 1988........                                                                                          %
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

ZENITH GROWTH AND INCOME SUB-ACCOUNT

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
April 30, 1993............  $                                                                    --               --
December 31, 1993.........                                                                         %              --
December 31, 1994.........                                                                                          %
December 31, 1995.........
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

ZENITH MIDCAP VALUE SUB-ACCOUNT**

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
April 30, 1993............  $                                                                    --               --
December 31, 1993.........                                                                         %              --
December 31, 1994.........                                                                                          %
December 31, 1995.........
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

ZENITH SMALL CAP SUB-ACCOUNT

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
May 2, 1994...............  $                                                                    --               --
December 31, 1994.........                                                                         %              --
December 31, 1995.........                                                                                          %
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

ZENITH EQUITY GROWTH SUB-ACCOUNT

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
October 31, 1994..........  $                                                                    --               --
December 31, 1994.........                                                                       --               --
December 31, 1995.........                                                                         %                %
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

ZENITH BALANCED SUB-ACCOUNT

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
October 31, 1994..........  $                                                                    --               --
December 31, 1994.........                                                                         %              --
December 31, 1995.........                                                                                          %
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

ZENITH VENTURE VALUE SUB-ACCOUNT

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
October 31, 1994..........  $                                                                    --               --
December 31, 1994.........                                                                       --               --
December 31, 1995.........                                                                         %                %
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

ZENITH INTERNATIONAL MAGNUM EQUITY SUB-ACCOUNT

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
October 31, 1994..........  $                                                                    --               --
December 31, 1994.........                                                                         %              --
December 31, 1995.........                                                                                          %
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

EQUITY-INCOME SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
October 9, 1986..........  $                                                                    --               --
December 31, 1986........                                                                         %              --
December 31, 1987........                                                                                          %
December 31, 1988........
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

OVERSEAS SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
January 28, 1987.........  $                                                                    --               --
December 31, 1987........                                                                         %              --
December 31, 1988........                                                                                          %
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

HIGH INCOME SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
September 19, 1985.......  $                                                                    --               --
December 31, 1985........                                                                         %              --
December 31, 1986........                                                                                          %
December 31, 1987........
December 31, 1988........
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

ASSET MANAGER SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
September 6, 1989........  $                                                                    --               --
December 31, 1989........                                                                         %              --
December 31, 1990........                                                                                          %
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

------------
 * Rates of return and Policy values and benefits shown reflect the Capital Growth Series' investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.

** Rates of return and Policy values and benefits shown reflect the Goldman
   Sachs Midcap Value Series' investment advisory fee of .70% of average daily net assets for the period through April 30, 1998 and .75% thereafter.

                             $1,000,000 FACE AMOUNT
                             OPTION 1 DEATH BENEFIT
                              NONSMOKER PREFERRED

ZENITH CAPITAL GROWTH SUB-ACCOUNT*

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
August 26, 1983..........  $                                                                    --               --
December 31, 1983........                                                                         %              --
December 31, 1984........                                                                                          %
December 31, 1985........
December 31, 1986........
December 31, 1987........
December 31, 1988........
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

ZENITH BOND INCOME SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
August 26, 1983..........  $                                                                    --               --
December 31, 1983........                                                                         %              --
December 31, 1984........                                                                                          %
December 31, 1985........
December 31, 1986........
December 31, 1987........
December 31, 1988........
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

ZENITH MONEY MARKET SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
August 26, 1983..........  $                                                                    --               --
December 31, 1983........                                                                         %              --
December 31, 1984........                                                                                          %
December 31, 1985........
December 31, 1986........
December 31, 1987........
December 31, 1988........
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

ZENITH STOCK INDEX SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
May 1, 1987..............  $                                                                    --               --
December 31, 1987........                                                                         %              --
December 31, 1988........                                                                                          %
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

ZENITH MANAGED SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
May 1, 1987..............  $                                                                    --               --
December 31, 1987........                                                                         %              --
December 31, 1988........                                                                                          %
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

ZENITH GROWTH AND INCOME SUB-ACCOUNT

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
April 30, 1993............  $                                                                    --               --
December 31, 1993.........                                                                         %              --
December 31, 1994.........                                                                                          %
December 31, 1995.........
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

ZENITH MIDCAP VALUE SUB-ACCOUNT**

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
April 30, 1993............  $                                                                    --               --
December 31, 1993.........                                                                         %              --
December 31, 1994.........                                                                                          %
December 31, 1995.........
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

ZENITH SMALL CAP SUB-ACCOUNT

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
May 2, 1994...............  $                                                                    --               --
December 31, 1994.........                                                                         %              --
December 31, 1995.........                                                                                          %
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

ZENITH EQUITY GROWTH SUB-ACCOUNT

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
October 31, 1994..........  $                                                                    --               --
December 31, 1994.........                                                                       --               --
December 31, 1995.........                                                                         %                %
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

ZENITH BALANCED SUB-ACCOUNT

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
October 31, 1994..........  $                                                                    --               --
December 31, 1994.........                                                                         %              --
December 31, 1995.........                                                                                          %
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

ZENITH VENTURE VALUE SUB-ACCOUNT

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
October 31, 1994..........  $                                                                    --               --
December 31, 1994.........                                                                       --               --
December 31, 1995.........                                                                         %                %
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

ZENITH INTERNATIONAL MAGNUM EQUITY SUB-ACCOUNT

                             TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                            PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
           DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
           ----             --------    --------    --------    -----    --------    --------------    -------------
October 31, 1994..........  $                                                                    --               --
December 31, 1994.........                                                                         %              --
December 31, 1995.........                                                                                          %
December 31, 1996.........
December 31, 1997.........
December 31, 1998.........

EQUITY-INCOME SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
October 9, 1986..........  $                                                                    --               --
December 31, 1986........                                                                         %              --
December 31, 1987........                                                                                          %
December 31, 1988........
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

OVERSEAS SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
January 28, 1987.........  $                                                                    --               --
December 31, 1987........                                                                         %              --
December 31, 1988........                                                                                          %
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

HIGH INCOME SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
September 19, 1985.......  $                                                                    --               --
December 31, 1985........                                                                         %              --
December 31, 1986........                                                                                          %
December 31, 1987........
December 31, 1988........
December 31, 1989........
December 31, 1990........
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

ASSET MANAGER SUB-ACCOUNT

                            TOTAL      MINIMUM     VARIABLE                         INTERNAL RATE     INTERNAL RATE
                           PREMIUMS     DEATH       DEATH      CASH     NET CASH     OF RETURN ON     OF RETURN ON
          DATE               PAID      BENEFIT     BENEFIT     VALUE     VALUE      NET CASH VALUE    DEATH BENEFIT
          ----             --------    --------    --------    -----    --------    --------------    -------------
September 6, 1989........  $                                                                    --               --
December 31, 1989........                                                                         %              --
December 31, 1990........                                                                                          %
December 31, 1991........
December 31, 1992........
December 31, 1993........
December 31, 1994........
December 31, 1995........
December 31, 1996........
December 31, 1997........
December 31, 1998........

------------
 * Rates of return and Policy values and benefits shown reflect the Capital Growth Series' investment advisory fee of .50% of average daily net assets for the period through December 31, 1987 and its current advisory fee schedule thereafter.

** Rates of return and Policy values and benefits shown reflect the Goldman
   Sachs Midcap Value Series' investment advisory fee of .70% of average daily net assets for the period through April 30, 1998 and .75% thereafter.

                                   APPENDIX C

                            LONG TERM MARKET TRENDS

The information below compares of the average annual returns of common stock, high grade corporate bonds and 30-day U.S. Treasury bills over 20-year and 30-year holding periods.* The average annual returns assume the reinvestment of dividends, capital gains and interest. This is an historical record and does not predict future performance. The information does not reflect policy charges.

The data indicates that, historically, the investment performance of common stocks over long periods has been positive and generally superior to that of long-term, high grade debt securities. Common stocks have, however, been subject to more dramatic market adjustments over short periods.

Over the 54 20-year time periods beginning in 1926 and ending in 1998 (i.e., 1926-1945, 1927-1946, and so on through 1979-1998):

-- The average annual return of common stocks was superior to that of high grade, long-term corporate bonds in 51 of the 54 periods.

-- The average annual return of common stocks surpassed that of U.S. Treasury bills in each of the 54 periods.

-- Common stock average annual returns exceeded the average annual rate of inflation in each of the 54 periods.

Over the 44 30-year time periods beginning in 1926 and ending in 1998, the average annual return of common stocks was superior to that of high grade, long-term corporate bonds, U.S. Treasury bills and inflation in all 44 periods.

From 1926 through 1998 the average annual return for common stocks was 11.2%, compared to 5.8% for high grade, long-term corporate bonds, 3.8% for U.S. Treasury bills and 3.1% for the Consumer Price Index.
------------
* Used with permission. (C)1999 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]

                            ------------------------

                 SUMMARY: HISTORIC S&P STOCK INDEX RESULTS FOR
                            SPECIFIC HOLDING PERIODS

The following chart categorizes the historical results of the Standard & Poor's 500 Stock Index, with dividends reinvested, over one-year, five-year and twenty-year periods beginning in 1926 and ending 1998.

The chart does not predict future stock market results. It shows the historic performance of a broad index of stocks, and not the performance of any fund or investment.

                            ------------------------

             PERCENT OF HOLDING PERIODS WITH THE FOLLOWING RETURNS:

                                                                                             GREATER
                                                       0-      5.01-     10.01-    15.01-     THAN
HOLDING                                  NEGATIVE    5.00%     10.00%    15.00%    20.00%    20.00%
PERIOD                                    RETURN     RETURN    RETURN    RETURN    RETURN    RETURN
-------                                  --------    ------    ------    ------    ------    -------
1 year.................................     27%         4%       11%        7%       11%       40%
5 years................................     10%        14%       14%       31%       19%       12%
10 years...............................      3%        10%       33%       24%       28%        2%
20 years...............................      0%         6%       31%       54%        9%        0%

------------
Used with permission. (C)1999 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]

                                   APPENDIX D

                      USES OF SURVIVORSHIP LIFE INSURANCE

These are examples of ways the Policy can be used to address certain personal, estate and business planning objectives.

ESTATE TAX PAYMENT

Federal estate taxes may be deferred for a married couple until the second death. At that time, the estate tax liability may exceed 50% of a family's estate. Survivorship life is especially suited to fund for this liability at the second death.

EDUCATION AND SUPPORT OF CHILDREN

Often, parents will have enough insurance to provide for dependent children if one of the parents dies but not enough to provide for them if both parents die. Survivorship life can provide protection against extraordinary expenses if both parents die while the children are dependent.

CHARITABLE GIVING

You can use life insurance to facilitate charitable giving, and survivorship life is especially well suited for this purpose. Assets left to charity at death can be deductible from a decedent's taxable estate. An individual may be reluctant to give assets to charity if a surviving spouse may need support or if the individual wants the children to receive the value of those assets. Survivorship life can enable a client to defer the charitable gift until the spouse dies. At the spouse's death, assets that otherwise would be subject to estate tax can pass to charity. The policy's death benefit proceeds can pass directly to the children, free of income and estate taxes, at the same time that the assets in the spouse's estate pass to charity.

GIFTS TO GRANDCHILDREN

Grandparents can provide substantial gifts to grandchildren using survivorship life. For very large estates, survivorship life can take advantage of exceptions to the generation skipping tax to maximize the gifts grandchildren can receive.

BUSINESS USES

You can use survivorship life in business planning to provide benefits or funding for replacement of key people, for buy-sell agreements and the like. The policy can cover two owners, a parent and child active in the business, two related or unrelated key executives, an executive and the executive's spouse, etc. The policy can be used to accumulate cash to help fund a living buyout under a buy-sell agreement or a deferred compensation plan for executives or for directors.

Because the Policy provides a death benefit and cash value accumulation, you can use the Policy for various individual and business planning purposes. If you purchase the Policy for such purposes, you assume certain risks, particularly if the Policy's cash value, as opposed to its death benefit, will be the principal Policy feature used for such planning purposes. If the investment performance of the Sub-Accounts to which cash value is allocated is poorer than expected, or if you don't pay sufficient premiums or maintain cash values, the Policy may lapse or may not accumulate sufficient cash value or net cash value to fund the purpose for which you purchased the Policy. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with your goals. If you wish to access your Policy's cash value, through loans, surrenders or withdrawals, you should consult your tax advisor about possible tax consequences. (See "Tax Considerations".)

                                   APPENDIX E

                                TAX INFORMATION

The Office of Tax Analysis of the U.S. Department of the Treasury published a "Report to the Congress on the Taxation of Life Insurance Company Products" in March 1990. Page 4 of this report is Table 1.1, a "Comparison of Tax Treatment of Life Insurance Products and Other Retirement Savings Plans". Because it is a convenient summary of the relevant tax characteristics of these products and plans, we have reprinted it here, and added footnotes to reflect exceptions to the general rules.

                            ------------------------

                                   TABLE 1.1

  COMPARISON OF TAX TREATMENT OF LIFE INSURANCE PRODUCTS AND OTHER RETIREMENT
                                 SAVINGS PLANS

                                  CASH-VALUE
                                     LIFE       NON-QUALIFIED                              QUALIFIED
                                  INSURANCE       ANNUITIES            IRA'S                PENSION
                                  ----------    -------------          -----               ---------
Annual Contribution Limits            No             No                 Yes                   Yes
Income Eligibility Limits             No             No                Yes**                  No
Borrowing Treated as
  Distributions                      No*             Yes         Loans not allowed    Yes, beyond $50,000
Income Ordering Rules (Income
  included in First
  Distribution)                      No*             Yes                Yes                   Yes
Early Withdrawal Penalties           No*           Yes***             Yes***                Yes***
Minimum Distribution Rules by
  Age 70 1/2                          No             No                 Yes                   Yes
Maximum Annual Distribution
  Rules                               No             No                 Yes                   Yes
Anti-discrimination Rules             No             No                 No                    Yes

------------
Department of the Treasury                                            March 1990
  Office of Tax Analysis

  * If the Policy is not a modified endowment contract.

 ** If amounts paid in to fund the IRA are deductible; once over the income eligibility limits amounts paid into an IRA are permitted but not deductible.

*** There are several exceptions to the application of the early withdrawal penalties for annuities, IRAs and qualified pensions.

 This appendix is not tax advice. You should consult with your own tax advisor for more complete information.

                                   APPENDIX F

            CASH VALUE ACCUMULATION TEST AND GUIDELINE PREMIUM TEST

In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit will not be less than what is required by the "cash value accumulation test" under Section 7702(a)(1) of the Internal Revenue Code, or the "guideline premium test" under Section 7702(a)(2) of the Internal Revenue Code, as selected by you when the Policy is issued. (See "Death Benefit".)

For the cash value accumulation test, here are sample net single premium factors for a male and female insured, both with an issue age of 55 and both in the nonsmoker preferred risk class.

                        POLICY YEAR                           NET SINGLE PREMIUM FACTOR
                        -----------                           -------------------------
  10........................................................
  20........................................................
  30........................................................
  40........................................................

If the same insureds were both age 45 at issue, the net single premium factors would be:

                        POLICY YEAR                           NET SINGLE PREMIUM FACTOR
                        -----------                           -------------------------
  10........................................................
  20........................................................
  30........................................................
  40........................................................
  50........................................................

For the guideline premium test, here are the corridor factors.

                                    TABLE I

    AGE OF YOUNGER
   INSURED AT START    BASIC CORRIDOR   ENHANCED CORRIDOR
  OF THE POLICY YEAR       FACTOR            FACTOR
  ------------------   --------------   -----------------
   20 through 40           2.50               2.50
        41                 2.43               2.43
        42                 2.36               2.36
        43                 2.29               2.29
        44                 2.22               2.22
        45                 2.15               2.15
        46                 2.09               2.09
        47                 2.03               2.03
        48                 1.97               1.97
        49                 1.91               1.91
        50                 1.85               1.85
        51                 1.78               1.78
        52                 1.71               1.71
        53                 1.64               1.64
        54                 1.57               1.57
        55                 1.50               1.50
        56                 1.46               1.46
        57                 1.42               1.42
        58                 1.38               1.38
        59                 1.34               1.34
        60                 1.30               1.30
        61                 1.28               1.28
        62                 1.26               1.26
        63                 1.24               1.24
        64                 1.22               1.22
        65                 1.20               1.20
        66                 1.19               1.19
        67                 1.18               1.18
        68                 1.17               1.17
        69                 1.16               1.16
        70                 1.15               1.15

    AGE OF YOUNGER
   INSURED AT START    BASIC CORRIDOR   ENHANCED CORRIDOR
  OF THE POLICY YEAR       FACTOR            FACTOR
  ------------------   --------------   -----------------
        71                 1.13               1.13
        72                 1.11               1.11
        73                 1.09               1.09
        74                 1.07               1.07
        75                 1.05               1.05
        76                 1.05               1.05
        77                 1.05               1.05
        78                 1.05               1.05
        79                 1.05               1.05
        80                 1.05               1.05
        81                 1.05               1.10
        82                 1.05               1.15
        83                 1.05               1.20
        84                 1.05               1.25
        85                 1.05               1.30
        86                 1.05               1.35
        87                 1.05               1.40
        88                 1.05               1.45
        89                 1.05               1.50
        90                 1.05               1.50
        91                 1.04               1.50
        92                 1.03               1.50
        93                 1.02               1.50
        94                 1.01               1.50
        95                 1.01               1.50
        96                 1.01               1.40
        97                 1.01               1.30
        98                 1.01               1.20
        99                 1.01               1.10
        100                1.00               1.00

                       NEW ENGLAND LIFE INSURANCE COMPANY
                              501 BOYLSTON STREET
                                BOSTON, MA 02116

                                    RECEIPT

This is to acknowledge receipt of a Zenith Survivorship Life Prospectus dated
         , 1999. This Variable Life Policy is offered by New England Life Insurance Company.

-----------------------------------------------------       -----------------------------------------------------
                       (Date)                                               (Client's Signature)

                                     Part II

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

         Section 9 of NELICO's By-Laws provides that NELICO shall, to the extent legally permissible, indemnify its directors and officers against liabilities and expenses relating to lawsuits and proceedings based on such persons' roles as directors or officers. However, Section 9 further provides that no such indemnification shall be made with respect to any matter as to which a director or officer is adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. Section 9 also provides that in the event a matter is disposed of by a settlement payment by a director or officer, indemnification will be provided only if the settlement is approved as in the best interest of the corporation by (a) a disinterested majority of the directors then in office, (b) a majority of the disinterested directors then in office, or (c) the holders of a majority of outstanding voting stock (exclusive of any stock owned by any interested director or officer).

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of NELICO pursuant to the foregoing provisions, or otherwise, NELICO has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by NELICO of expenses incurred or paid by a director, officer, or controlling person of NELICO in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, NELICO will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 REPRESENTATIONS

         New England Life Insurance Company hereby represents that the fees and charges deducted under the flexible premium adjustable variable survivorship life insurance policies described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by New England Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement comprises the following papers and documents:

         The facing sheet.

         A reconciliation and tie-in of the information shown in the prospectus with the items of Form N-8B-2.

         The prospectus consisting of 62 pages.

         The undertaking to file reports.

         The undertaking pursuant to Rule 484(b) under the Securities Act of 1933.

         Representations.

         The signatures.

         Written consents of the following persons:

                  H. James Wilson, Esq. (see Exhibit 3(i) below)
                           (to be filed by amendment)
                  Rodney J. Chandler, F.S.A., M.A.A.A.
                           (see Exhibit 3(ii))(to be filed by amendment)
                  Sutherland Asbill & Brennan LLP
                           (see Exhibit 6 below)(to be filed by amendment)
                  Independent Auditor (see Exhibit 11 below)
                           (to be filed by amendment)

         The following exhibits:

         1.A.     (1)      January 31, 1983 resolution of the Board of
                              Directors of NEVLICO *
                  (2)      None
                  (3)(a)   Distribution Agreement between NEVLICO and NELESCO**

                    (b)(i)        Form of Contract between NELICO and its
                                      General Agents *

                       (ii)       Form of contract between NELICO and its
                                       Agents **
                        (c)       Commission Schedule for Policies (to be filed
                                       by amendment)
                        (d)       Form of contract among NES, NELICO and
                                       other broker dealers ####
                  (4)             None
                  (5)   (a)       Two Specimens of Policy, including
                                       the Application
                        (b)       Additional Application *
                        (b)       Riders to Policy (to be filed by amendment)
                        (c)       Split Option Rider ***
                  (6)   (a)       Amended and restated Articles of
                                       Organization of NELICO ###
                        (b)       Amended and restated By-Laws of NELICO ####
                        (c)       Amendments to the Amended and restated
                                       Articles of Organization +++
                  (7)             None
                  (8)             None
                  (9)             None
           2.                     See Exhibit 3(i)
           3.(i)                  Opinion and Consent of H. James Wilson,
                                       Esquire (to be filed by amendment)
             (ii)                 Opinion and Consent of Rodney J. Chandler,
                                       F.S.A., M.A.A.A. (to be filed by
                                       amendment)
           4.                     None
           5.                     Inapplicable
           6.                     Consent of Sutherland Asbill & Brennan LLP
                                       (to be filed by amendment)
           7.(i)                  Powers of Attorney ###
             (ii)                 Power of Attorney for James M. Benson, Robert
                                        H. Benmosche and Catherine A. Rein +
             (iii)                Power of Attorney for David Y. Rogers and
                                        Richard Robinson ++
           8.                     Inapplicable
           9.                     Inapplicable
          10.                     Inapplicable
          11.                     Consent of Independent Auditor (to be filed by
                                        amendment)
          12.                     Schedule for computation of performance
                                        quotations **

          13. (i)                Consolidated memorandum describing certain
                                       procedures, filed pursuant to Rule
                                       6e-2(b)(12)(ii) and
                                       Rule 6e-3(T)(b)(12)(iii) **
              (ii)               Addendum to Consolidated memorandum
                                       describing certain procedures, filed
                                       pursuant to Rule 6e-3(T)(b)(12)(iii) ##
              (iii)              Second Addendum to Consolidated Memorandum ++++
          14. (i)                Participation Agreement among
                                       Variable Insurance Products Fund,
                                       Fidelity Distributors Corporation and
                                       New England Variable Life Insurance
                                       Company **
              (ii)               Amendment No. 1 to Participation Agreement
                                       among Variable Insurance Products Fund,
                                       Fidelity Distributors Corporation and New
                                       England Variable Life Insurance Company #
              (iii)             Participation Agreement among Variable
                                       Insurance Products Fund II, Fidelity
                                       Distributors Corporation and New England
                                       Variable Life Insurance Company #
   -----------

# Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 33-88082, filed June 22, 1995.

## Incorporated herein by reference to Post-Effective Amendment No. 6 to the Variable Account's Form S-6 Registration Statement, File No. 33-66864, filed April 26, 1996.

### Incorporated herein by reference to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed February 13, 1997.

#### Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-21767, filed July 16, 1997.

 * Incorporated herein by reference to Post Effective Amendment No. 9 to the Variable Account's Form S-6 Registration Statement, File No. 33-66864, filed February 25, 1998.

** Incorporated herein by reference to Post-Effective Amendment No. 9 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 24, 1998.

*** Incorporated herein by reference to Post Effective Amendment No. 10 to the Variable Account's Form S-6 Registration Statement, File No. 33-66864, filed April 30, 1998.

+ Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-46401, filed July 9, 1998.


++ Incorporated herein by reference to Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 33-88082, filed January 20, 1999.

+++ Incorporated herein by reference to the Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 33-65263, filed February 24, 1999.

++++ Incorporated herein by reference to the Post-Effective Amendment No. 10 to the Variable Account's Form S-6 Registration Statement, File No. 33-52050, filed April 26, 1999.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant, New England Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 20th day of October, 1999.

                                    New England Variable Life Separate Account
                                      (Registrant)


                                    By: New England Life Insurance Company
                                        (Depositor)


                                    By:  /s/  H. James Wilson
                                         --------------------------------------
                                         H. James Wilson
                                         Executive Vice President and
                                         General Counsel

Attest:


/s/  Marie C. Swift
----------------------------------
Marie C. Swift

         Pursuant to the requirements of the Securities Act of 1933, New England Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boston, and the Commonwealth of Massachusetts, on the 20th day of October, 1999.


                                      New England Life Insurance Company
(Seal)

Attest:  /s/ Marie C. Swift           By: /s/ H. James Wilson
----------------------------------        -------------------------------------
         Marie C. Swift                   H. James Wilson
                                          Executive Vice President and
                                          General Counsel

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 20, 1999.


                 *                            Chairman, President and
-------------------------------------         Chief Executive Officer
James M. Benson

                 *                                    Director
-------------------------------------
Robert H. Benmosche

                 *                                    Director
-------------------------------------
Susan C. Crampton

                 *                                    Director
-------------------------------------
Edward A. Fox

                 *                                    Director
-------------------------------------
George J. Goodman

                 *                                    Director
-------------------------------------
Evelyn E. Handler

                 *                                    Director
-------------------------------------
Philip K. Howard, Esq.

                 *                                    Director
-------------------------------------
Bernard A. Leventhal

                 *                                    Director
-------------------------------------
Thomas J. May

                 *                                    Director
-------------------------------------
Stewart G. Nagler

                 *                                    Director
-------------------------------------
Catherine A. Rein

                 *                             Second Vice President and
-------------------------------------           Chief Accounting Officer
Richard A. Robinson


                 *                             Executive Vice President and
-------------------------------------             Chief Financial Officer
David Y. Rogers

                 *                                    Director
-------------------------------------
Rand N. Stowell

                 *                                    Director
-------------------------------------
Alexander B. Trowbridge


                                     By:    /s/ Anne M. Goggin
                                         -------------------------
                                            Anne M. Goggin, Esq.
                                              Attorney-in-fact


* Executed by Anne M. Goggin, Esquire on behalf of those indicated pursuant to powers of attorney filed with the Variable Account's Form S-6 Registration Statement, File No. 333-21767, on February 13, 1997, Pre-Effective
    Amendment No. 1 to the Variable Account's Form S-6 Registration Statement, File No. 333-46401, on July 9, 1998, and Post-Effective Amendment No. 4 to the Variable Account's Form S-6 Registration Statement, File No. 33-88082, on January 20, 1999.

                                  EXHIBIT LIST


                                                       SEQUENTIALLY
EXHIBIT NUMBER             TITLE                       NUMBERED PAGE*
--------------             -----                       --------------


  1.A.5.(a)        Two Specimens of Policy,
                   including the Application













---------
*  Page numbers inserted on manually-signed copy only.